UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM F-1
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                 AMENDMENT NO. 2


                              T2CN HOLDING LIMITED
             (Exact name of Registrant as Specified in its Charter)



  British Virgin Islands               7371                  Not Applicable
  ----------------------               ----                  --------------
      (State or Other            (Primary Standard          (I.R.S. Employer
      Jurisdiction of               Industrial            Identification Number)
     Incorporation or           Classification Code
       Organization)                  Number)




                                5th Floor, No. 88
                                  Qinjiang Road
                             Shanghai, China 200233
                          Telephone: (86-21) 5427-8388
                             ----------------------
               (Address and Telephone Number, Including Area Code,
                  of Registrant's Principal Executive Offices)


                              William T. Hart, Esq.
                                  Hart & Trinen
                               1624 Washington St.
                                Denver, CO 80203
                                 (303) 839-0061
                ------------------------------------------------
           (Name, address, and telephone number of agent for service)












      Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. |X|

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering. |_|

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. |_|

                         CALCULATION OF REGISTRATION FEE


                                       Proposed     Proposed
Title                                  Maximum       Maximum
Each Class of                          Offering     Aggregate
Securities to        Amount to be      Price Per     Offering       Amount of
be Registered (1)   Registered (1)   Share Unit (2)   Price     Registration Fee

Common Stock           8,091,503       $  1.50     $12,137,255         $1,429
--------------------------------------------------------------------------------

(1) The total number of shares of common stock to be sold by shareholders on a continuous offering basis under Rule 415.

(2) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457 under the Securities Act of 1933, as amended.

      The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of l933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                   PROSPECTUS

                              T2CN HOLDING LIMITED
                                5th Floor, No. 88
                                  Qinjiang Road
                             Shanghai, China 200233
                          Telephone: (86-21) 5427-8388
                             Fax: (86-21) 5426-2830

                                  Common Stock
                                8,091,503 Shares


      A number of our shareholders are offering to sell up to 8,091,503 shares of our common stock at a price of $1.50 per share. If and when our common stock becomes quoted on the OTC Bulletin Board or listed on a securities exchange, the shares owned by the selling shareholders may be sold in the over-the-counter market, or otherwise, at prices and terms then prevailing or at prices related to the then-current market price, or in negotiated transactions.

      We will not receive any proceeds from the sale of the common stock by the selling stockholders. We will pay for the expenses of this offering.

      As of the date of this prospectus there was no public market for our common stock and we had not made any application to have our shares publicly traded.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.


      THESE SECURITIES ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK. FOR A DESCRIPTION OF CERTAIN IMPORTANT FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS, SEE "RISK FACTORS" BEGINNING ON PAGE 4 OF THIS PROSPECTUS.









              The date of this Prospectus is _______________, 2005.

                               PROSPECTUS SUMMARY

      The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information elsewhere in this prospectus. Because it is a summary, it does not contain all of the information that you should consider before making an investment decision. You should read the entire prospectus carefully, including the "Risk Factors" section and the financial statements and the accompanying notes to those financial statements.

      We are involved in the operation of online internet games in China. We were incorporated on May 7, 2004 in the British Virgin Islands.

      Unless otherwise indicated, all references to our Company include the operations of:

     o our wholly-owned subsidiary, T2CN Information Technology (Shanghai) Co. Ltd., which was incorporated in China on November 22, 2004, and

     o    our  affiliate,   Shanghai  T2  Entertainment  Co.,  Ltd.,  which  was
          incorporated in China on October 8, 2004.


      We and T2CN Information Technology are foreign or foreign invested enterprises under PRC law and accordingly are ineligible to operate online games. In order to comply with foreign ownership restrictions, we operate our online games business in China through Shanghai T2 Entertainment, which is owned by Ji Wang (our President) and by Shanghai NewMargin Ventures Capital Co., Ltd. Shanghai T2 Entertainment holds the licenses and approvals that are required to operate our online games business and T2CN Information Technology owns most of the physical assets required to operate our business.

      As of the date of this prospectus we had licensed the rights to four online internet games: RUSH ONLINE, SHENMUE ONLINE, NEO STEAM and FREE STYLE these games are considered "massively multiplayer online role-playing games" or MMORPG's. The games are continuous and players accumulate features and communicate with one another through instant messaging. MMORPG's allow thousands of users to interact with one another in a virtual world by assuming online roles or characters with different features.

      RUSH ONLINE became available for commercial use in March of 2005. We are presently monitoring its performance. We are testing our other MMORPG's prior to their release for commercial use.

      In August 2005 we also purchased the rights to ten casual online games, which are less complex than MMORPG's. We plan to release these games for commercial use in the fall of 2006.


      Customers will be charged for the time they spend playing our games. Customers will typically access our online games through PC's at home or in Internet cafes. They will obtain game playing time primarily through purchasing prepaid cards at various retail outlets or purchasing online points at Internet cafes in China which have subscribed to our online membership and payment system.

      Although we plan to license the rights to other online internet games, as of the date of this prospectus we had not entered into any licensing arrangement for any other games.

The Offering


      By means of this prospectus a number of our shareholders are offering to sell up to 8,091,503 shares of our common stock at a price of $1.50 per share. As of the date of this prospectus we had 28,150,000 outstanding shares of common stock.


Risk Factors

      The purchase of the securities offered by this prospectus involves a high degree of risk. Risk factors include the lack of any relevant operating history and the lack of any public market for our common stock. See "Risk Factors" beginning on page 4 of this prospectus.

Conventions Which Apply to This Prospectus

      Except as otherwise indicated and for purposes of this prospectus only:

     o    "we", "us" and "our" refer to:

      Our company - T2CN Holding Limited,
      T2CN Information Technology (Shanghai) Co., Ltd. our wholly-owned subsidiary, and our affiliate, Shanghai T2 Entertainment Co., Ltd.

     o "China" or "PRC" refers to the People's Republic of China, excluding Taiwan, Hong Kong and Macau; and

     o all references to "RMB" or "Renminbi" are to the legal currency of China and all references to "U.S. dollars," "dollars" and "US$" are to the legal currency of the United States.

     o    all financial information in this prospectus is in U.S. dollars.

      In December 2004 we reverse split our outstanding shares of our common stock such that each twelve shares were converted to 8.5 shares. Unless otherwise indicated all share data in this prospectus has been adjusted to reflect this reverse stock split.

       Other than contracts disclosed elsewhere in this prospectus or entered into the ordinary course of business, we have has not entered into any contracts, which can reasonably be determined as being material to us.

Foreign Private Issuer

      We are a "Foreign Private Issuer" as that term is defined by the rules of the Securities and Exchange Commission. As a Foreign Private Issuer we are not subject to the proxy rules of Section 14 of the Securities Exchange Act of 1933 and our executive officers, directors and principal shareholders are not subject to the short-swing profit disclosure and recovery rules of Section 16 of the Exchange Act.

Forward Looking Statements

      This prospectus contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this prospectus are forward-looking statements. These forward-looking statements can be identified by words or phrases such as "may", "will", "expect", "anticipate", "estimate", "plan", "believe", "is/are likely to" or other similar expressions. The forward-looking statements included in this prospectus relate to, among others, our future business development, financial condition and results of operations.

      Forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, we cannot assure you that our expectations will turn out to be correct. Our actual results could be materially different from, or worse, than our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in the Risk Factors section of this prospectus.

      You should not place undue reliance on these forward-looking statements.

                                  RISK FACTORS

      You should carefully consider the risks and uncertainties described below, and all other information contained in this prospectus, before making an investment decision.


      If any the following risks actually occur, our common stock could decline in value or become worthless.


Risks Related to Our Business

Since we are in the development stage, with no operating history, evaluating our business and prospects is difficult.

      We have a limited operating history upon which you can evaluate our business and prospects. Our business was established in May of 2004 and has been focused on the acquisition of two online software licensing agreements and the development of an online virtual community. Our senior management and employees have worked together at our company for a relatively short period of time. In addition, the online game industry, from which we derive substantially all of our revenues, is a relatively new industry. The first massively multiplayer online role playing game in China was developed and distributed by one of our competitors in 1998. Since then, only a limited number of companies have successfully commercialized such online games on an international scale. You must consider our business prospects in light of the risks and difficulties we will encounter as an early-stage company in a new and rapidly evolving industry. We may not be able to successfully address these risks and difficulties, which could materially harm our business, financial condition and results of operations. We will be focusing our attention to the commercial operation of MMORPG's. We are in the development stage. There is no assurance that our online games will be popular and accepted in China.


We may never be profitable, in which case we may go out of business.

      During the period from our incorporation on May 7, 2004 to June 30, 2005 we had a loss of $(1,470,579). To enable us to continue in business we will eventually need to earn a profit or obtain additional financing until we are profitable.


Any failure to obtain additional capital may significantly restrict our proposed operations.


      We may need additional capital to fund operating losses and to expand our business. If we need additional capital, we will try to sell equity or debt securities or obtain loans. Sale of equity or convertible debt securities will result in dilution to our current shareholders. Further, such securities might have rights, preferences or privileges senior to our common stock. Additional financings may not be available on acceptable terms.

We are currently dependent on one game for all of our revenues and we may be unable to develop or license additional online games.

      As of the date of this prospectus we were operating only one online game, that being Rush Online.

      There is no assurance that our online games, will be popular or will successfully operate in the Chinese marketplace.

      In order for our business strategy to succeed over time, we will need to introduce upgrades to our line games and to develop new online games that are superior to the games of our competitors and also very attractive to users as the two licensed online games have a term to their economic useful life. We believe that successful online games that have a life of four to five years and most other moderately successful online games have a life of two to three years.


      Our ability to license successful online games will depend on their availability at an acceptable cost, our ability to compete effectively to attract the licensors of these games, and our ability to obtain government approvals required for licensing and operating these games. We cannot assure you that any games we license or develop will be attractive to users, will be viewed by the regulatory authorities as complying with content restrictions, will be launched as scheduled or will be able to compete with games operated by our competitors. If we are not able to consistently develop or acquire superior online games with continuing appeal to users, we will not be profitable.


We may be unable to successfully launch and operateour online games in China, in which case we will never earn a profit.

Between the date of this prospectus and December 31, 2006 we plan to spend approximately $3,450,000 to test launch, market and operate our games in China. There is no assurance that we will be able to operate our online games at a profit or at all. As disclosed in the section of the prospectus captioned "Our Business - PRC Regulations", we are required to obtain permits and approvals to operate our games. Chinese governmental authorities may delay, deny or retract the permit approvals required for the operation of our games, due to their content or other factors. . We are required to pay over $4,525,000 for future game licensing fees and minimum royalties. The licensing agreements for our online games require royalty payments ranging from 15% to 33% of the revenue from the games.

      If we lose our exclusive software licensing rights in China for failing to meet our financial obligations or for other reasons or if we are unable to successfully launch and operate these games and generate revenues we may discontinue operations. If we are unable to maintain a satisfactory relationship with the companies that which licenses games to us, our business would suffer.

      If the licensors of our online games, establishe similar or more favorable relationships with our competitors, in violation of their contractual arrangements with us, or otherwise, our operating results and our business would be harmed. Our business depends upon our licenses to operate our online games in China. Based upon our expected dates for the commercial release of the games, the licenses to operate our online games will expire at various dates between December 2006 and October 2008. We cannot assure you that any license agreements will be renewed or that we will obtain a license for any new online games. Online gaming depends on the developers and operators working together. If the developer does not perform properly delays and problems will result. Any deterioration of our relationship with the licensors of our games, or any of our other proposed online game licensors could harm the projected growth of our business, and consequently affect the future price of our shares.

Our business depends substantially on the continuing efforts of our senior executives, and our business may be severely disrupted if we lose their services.


     Our future success heavily depends upon the continued services of our officers who are listed in the "Management" section of this prospectus. We rely on their expertise in business operations, technology support and sales and marketing and on their relationships with our shareholders, distributors and relevant government authorities. We do not maintain key-man life insurance for any of our key executives. If one or more of our key executives are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, and our revenues could decrease.



We may be unable to attract, train and retain key individuals and highly skilled employees.

     If our business continues to expand, we will need to hire and retain additional qualified employees, including skilled and experienced online game developers. Since our industry is characterized by high demand and intense competition for talent, we may need to offer higher compensation and other benefits in order to retain key personnel in the future. We cannot assure you that we will be able to attract or retain the qualified game developers or other key personnel that we will need to achieve our business objectives. In addition, as we are still a relatively young company and our business has grown rapidly since our establishment, at times our ability to train and integrate new employees into our operations may not meet the increasing demands of our business.


Undetected programming errors or flaws in our games could harm our reputation or decrease market acceptance of our games.



     Our games may contain errors or flaws, which only become apparent after their release, particularly as we launch new games or introduce new features to existing games under tight time constraints. If our games contain programming errors or other flaws, our customers may be less inclined to play our games and may switch to competitors' games. We believe that if our customers have a negative experience with our games, they may be less inclined to continue or resume playing our games or recommend our games to other potential customers. Undetected programming errors and game defects can disrupt our operations, adversely affect the game experience of our users, harm our reputation, cause our customers to stop playing our games divert our resources and delay market acceptance of our games.

We face the risks of changing consumer preferences and uncertainty of market acceptance of our new products.

     Online game play is a new and evolving entertainment concept in Asia and particularly in China. The level of demand and market acceptance of our online games is subject to a high degree of uncertainty. This uncertainty is particularly relevant in our current situation, because we are relying on two online games for substantially all of our revenues. Our future operating results will depend on numerous factors beyond our control. These factors include:

     o the popularity, price and timing of new online games being launched and distributed by us and our competitors;


     o Timely upgrades to our games to extend their life span and to maintain their competitive position in the online game market in China;


     o    general  economic   conditions,   particularly   economic   conditions
          adversely affecting discretionary consumer spending;

      Our ability to plan for product development and distribution and promotional activities will be significantly affected by our ability to anticipate and adapt to relatively rapid changes in consumer tastes and preferences. Currently, one of the most popular types of online games in China are MMORPGs. However, there is no assurance that MMORPGs will continue to be popular in China and their status as one of the most popular types of online games in the Chinese online game industry will not be replaced by any new and different types of online or other games in the future.

We could be liable for breaches of security on our websites and fraudulent transactions by users of our websites.

      Currently, a portion of our transactions will be conducted through our website. In such transactions, secured transmission of confidential information (such as customers' credit card numbers and expiration dates, personal information and billing addresses) over public networks is essential to maintain consumer confidence. Our current security measures may not be adequate. Security breaches could expose us to litigation and possible liability for failing to secure confidential customer information and could harm our reputation and ability to attract customers.

We will rely on services from third parties to carry out our businesses and to deliver our prepaid cards to customers, and if there is any interruption or deterioration in the quality of these services, our customers may cease using our products and services.


      We rely on third parties to distribute our game cards in China. In addition, we will rely on a number of provincial and regional distributors to sell game playing time to Internet cafes throughout China. Also, we will rely on third-party licenses for some of the software underlying our technology platform as well as China Telecom's Internet data centers to host our servers. Any interruption in our ability to obtain the services of these or other third parties or deterioration in their performance could impair the timeliness and quality of our service. Furthermore, if our arrangements with any of these third parties are terminated or modified against our interest, we may not be able to find alternative channels of distribution on a timely basis or on terms favorable to us.


Our business may be harmed if our technology becomes obsolete or if our system infrastructure fails to operate effectively.


     The online game industry is subject to rapid technological change. We need to anticipate the emergence of new technologies and games, assess their acceptance and make appropriate investments. If we are unable to do so, new technologies in online game programming or operations could render our games obsolete or unattractive.


     We will use internally developed software systems that support nearly all aspects of our billing and payment transactions. Our business may be harmed if we are unable to upgrade our systems fast enough to accommodate future traffic levels, to avoid obsolescence or to successfully integrate any newly developed or acquired technology with our existing systems. Capacity constraints could cause unanticipated system disruptions and slower response times, affecting data transmission and game play. These factors could, among other things, cause us to lose existing or potential customers and existing or potential game developer partners.

Risks Related to Conducting Business in China


The Regulation of Online Games by the Chinese Government Could Reduce Our Revenues.

      As explained in more detail in the section of the Prospectus entitled "Our Business - PRC Regulations", the Chinese government has a number of regulations pertaining to online games.

      The Ministry of Information Industry, the State Press and Publication Administration and the Ministry of Culture recently adopted regulations which prohibit games from being distributed through the Internet if they contain content that is found to be objectionable. We would be unable to operate our online games if they were found to be objectionable.

      The State Administration of Industry and Commerce, one of the government agencies regulating Internet cafe licensing, recently issued an order controlling the issuance of Internet cafe licenses. As Internet cafes are the primary venue for users to play online games, any slowdown in the growth of Internet cafes could reduce our revenues.

      The PRC government has also issued an order which is designed to prevent players from spending more than five hours per day playing online games.


Adverse changes in political and economic policies of the Chinese government could have a material adverse effect on the overall economic growth of China, which could reduce our revenues.

      All of our assets are located in China and substantially all of our revenues will be derived from operations in China. The laws and regulations governing the online game industry in China are developing and subject to future changes. If we fail to comply with existing or future laws or regulations, our business and operations would be materially and adversely affected. Any adverse change in the economic conditions in China, in policies of the Chinese government or in laws and regulations in China, could have a material adverse effect on the online gaming industry and our business.

Since we conduct our operations in China through our affiliate, Shanghai T2 Entertainment, we could lose our source of revenue if the PRC government finds that our agreements with Shanghai T2 Entertainment do not comply with PRC laws and regulations.


      PRC regulations currently limit foreign ownership of companies that operate online internet games to 50%. In addition, foreign and foreign invested enterprises are currently unable to apply for the licenses required to operate online games in China. We are a British Virgin Islands company and we conduct our operations in China through our affiliate, Shanghai T2 Entertainment. We and T2CN Information Technology are foreign or foreign invested enterprises under PRC law and accordingly are ineligible to operate online games. In order to comply with foreign ownership restrictions, we operate our online games business in China through Shanghai T2 Entertainment, which is owned by Ji Wang (our President) and by Shanghai NewMargin Ventures Capital Co., Ltd. (a PRC corporation owned by the PRC Government). Shanghai T2 Entertainment holds the licenses and approvals that are required to operate our online games business and T2CN Information Technology owns most of the physical assets required to operate our business. We have entered into a series of contractual arrangements with Shanghai T2 Entertainment pursuant to which we provide services, software licenses and equipment to Shanghai T2 Entertainment in exchange for fees, and we have undertaken to provide financial support to Shanghai T2 Entertainment to the extent that it is required to finance their operations. In addition, we have entered into agreements with Shanghai T2 Entertainment and its shareholders that provide us with the substantial ability to control Shanghai T2 Entertainment. As a result of these contractual arrangements, we are considered the primary beneficiary of Shanghai T2 Entertainment Co., Ltd. and accordingly we consolidate the financial statements of Shanghai T2 Entertainment with our financial statements.

      There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. If we found to be in violation of any existing or future PRC laws or regulations relating to our corporate structure and foreign investment in the online game industry, the relevant regulatory authorities would have broad discretion in dealing with such violations including, but not limited to, the following penalties or remedies:
(i) revoking T2CN Information Technology or Shanghai T2 Entertainment's business and operating licenses; (ii) discontinuing or restricting T2CN Information Technology's or Shanghai T2 Entertainment's operations; (iii) imposing conditions or requirements with which we, T2CN Information Technology and Shanghai T2 Entertainment may not be able to comply with; (iv) requiring us, T2CN Information Technology or Shanghai T2 Entertainment to restrict the relevant ownership structure and operations; (v) restricting or prohibiting the use of cash reserves to finance our business and operations in China or (vi) taking other regulatory or enforcement actions, including levying fines, that could be extremely detrimental to our business.


We do not presently have any business liability or disruption insurance coverage for our online game business operations in China, and our insurance for other potential losses is limited.

      The insurance industry in China is still in an early stage of development. In particular, PRC insurance companies offer limited business insurance products. Any business disruption, litigation or natural disaster could result in our incurring substantial costs and the diversion of our resources.


Risks Relating to this Offering

There is presently no public market for our common stock.

      As of the date of this prospectus there was no public market for our common stock and if no public market develops purchasers of the shares offered by this prospectus may be unable to sell their shares.

Our officers and principal shareholders own approximately 68% of our outstanding shares and are able to control all aspects of our operations.

      As a result, investors in this offering will not have the ability to elect any of our directors or to adopt any resolution at any meeting of our shareholders.

Provisions in our organizational documents may discourage our acquisition by a third party, which could limit your opportunity to sell your shares at a premium.


      Our board of directors has the authority, without further action by our shareholders, to issue common shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with common shares which were outstanding as of the date of this prospectus. Common shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors issues common shares with special rights, the price of our ordinary common shares may fall and the voting and other rights of the holders of our ordinary shares may be reduced.

We are a British Virgin Islands company and, because the rights of shareholders under British Virgin Islands law differ from those under U.S. law, you may have difficulty protecting your shareholder rights.

     We were incorporated under the laws of the British Virgin Islands and substantially all of our assets are located in China. In addition, a majority of our directors and executive officers are nationals or residents of China and all or a substantial portion of their assets are located outside the United States.

As a result, it may be difficult for investors to enforce judgments obtained in United States courts against our directors or executive officers.

            Our corporate affairs are governed by our memorandum and articles of association, the International Business Companies Act of the British Virgin Islands and the common law of the British Virgin Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under British Virgin Islands law are to a large extent governed by the common law of the British Virgin Islands. The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the British Virgin Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the British Virgin Islands has a less developed body of securities laws as compared to the United States, and some states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law. In addition, British Virgin Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

            The British Virgin Islands courts are also unlikely:

     o to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; and

     o to impose liabilities against us, in original actions brought in the British Virgin Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature.

     There is no statutory recognition in the British Virgin Islands of judgments obtained in the United States, although the courts of the British Virgin Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

     As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would if we were incorporated in the United States.

     For more information see "Enforcement of Civil Liabilities."

                          MARKET FOR OUR COMMON STOCK.

      As of the date of this prospectus there was no public market for our common stock.


      Our authorized capital consists of 50,000,000 shares of common stock with a par value of US$0.01 per share. As of the date of this prospectus we had 28,150,000 outstanding shares of common stock and approximately 100 shareholders of record. Shares may be issued by our directors at their discretion.

      Holders of our common stock are entitled to receive dividends as may be declared by our Board of Directors. Our board of directors is not obligated to declare a dividend. No dividends have ever been declared and it is not anticipated that dividends will ever be paid.

      Current Chinese regulations restrict T2CN Information Technology and Shanghai T2 Entertainment from paying dividends to us in the following two principal aspects: (i) T2CN Information Technology and Shanghai T2 Entertainment are only permitted to pay dividends out of their respective accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations; (ii) these entities are required to set aside at least 10% of their after-tax profits each year, if any, to fund a general reserve account until the reserved amount reaches 50% of the entities' registered capital. The reserve is created to fund potential operating losses and is not distributable as a dividend. Our inability to receive dividends from T2CN Information Technology or Shanghai T2 Entertainment may adversely affect our business.

      The provisions in our Memorandum of Association (which is the same as Articles of Incorporation for U.S. corporations) allows our directors to issue common stock with multiple votes per share and dividend rights which would have priority over any dividends paid with respect to the other holders of our common stock. The issuance of common stock with these rights may make the removal of management difficult, even if the removal would be considered beneficial to shareholders generally, and will have the effect of limiting shareholder participation in certain transactions such as mergers or tender offers if these transactions are not favored by our management.

      Trades of our common stock, should a market ever develop, will be subject to Rule 15g-9 of the Securities Exchange Act of 1934, which rule imposes certain requirements on broker/dealers who sell securities subject to the rule to persons other than established customers and accredited investors. For transactions covered by the rule, brokers/dealers must make a special suitability determination for purchasers of the securities and receive the purchaser's written agreement to the transaction prior to sale. The Securities and Exchange Commission also has rules that regulate broker/dealer practices in connection with transactions in "penny stocks". Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in that security is provided by the exchange or system). The penny stock rules require a broker/ dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the Commission that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker/dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker/dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker/dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for our common stock. As a result of these rules, investors in this offering, should a market for our shares ever develop, may find it difficult to sell their shares.


      The selling shareholders, at least initially, will be selling penny stock by means of this prospectus.

                             SUMMARY FINANCIAL DATA

      The following summary of consolidated financial information has been derived from our consolidated financial statements. Our statements of operations and comprehensive income for the period ended December 31, 2004 and our balance sheet as at December 31, 2004 have been audited by BDO Shanghai Zhonghua, CPA's, who are independent auditors. The report of BDO Shanghai Zhonghua on those financial statements is included in this prospectus. The summary consolidated financial information of the period ended December 31, 2004 and as of that date, should be read in conjunction with those statements and the accompanying notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

      In order to comply with PRC regulations we operate our online game business in China through Shanghai T2 Entertainment which holds the licenses and approvals that are required to operate online games in China. We have entered into a series of contractual arrangements with Shanghai T2 Entertainment and its shareholders including contracts relating to the transfer of assets, the provision of services, software licenses and equipment, and certain shareholder rights and corporate governance matters. Ji Wang, our President and one of our directors, is the sole officer and director of Shanghai T2 Entertainment and owns 20% of Shanghai T2 Entertainment's outstanding shares. The remaining 80% of the outstanding shares of Shanghai T2 Entertainment is owned by Shanghai NewMargin Venture Capital Co. Ltd., a company controlled by Mr. Tao Feng, who is the Chairman of our board of directors.


      As a result of these contractual arrangements, we essentially control Shanghai T2 Entertainment and the financial statements of Shanghai T2 Entertainment are consolidated with our financial statements. The agreements which allow us to control Shanghai T2 Entertainment are summarized in the section of this prospectus captioned "Our Business - Material Agreements".

      Our consolidated financial statements are prepared and presented in U.S. $ and in accordance with generally accepted accounting principles in the United States, or US GAAP.

Balance Sheet Data                     December 31, 2004       June 30, 2005
                                       -----------------      --------------

   Current assets                       $     468,831         $1,548,879
   Total assets                             4,175,685          5,206,056
   Current liabilities                      2,457,184          2,114,416
   Total liabilities                        2,457,184          2,114,416
   Working capital (deficiency)            (1,988,353)          (565,537)
   Minority interests                         344,088            151,268
   Shareholders' equity                     1,374,413          2,940,372

Capitalization                            December 31, 2004   June 30, 2005
                                          -----------------   -------------


   Shareholders' equity:
      Common Stock, US$0.01 par value;
      50,000,000 shares authorized;

      22,100,000 shares issued and
       outstanding                        $   221,000        $   246,775
      Additional paid-in capital            2,404,000          4,311,376
      Deferred share-based compensation      (284,101)          (142,051)

      Accumulated deficit                    (965,144)        (1,470,579)
      Cumulative translation adjustments       (1,342)            (5,149)
                                        -------------       ------------
         Total shareholders' equity        $1,374,413         $2,940,372
                                           ==========         ==========


Statement of Operations Data

                                       Period from Inception
                                         (May 7, 2004) to        Six Months
                                         December 31, 2004   Ended June 30, 2005
                                       --------------------- -------------------

                                                US$


   Revenues                              $        --          $    63,750
   Cost of Services                               --               (9,330)
   Gross Profit                                   --               54,320
   Operating expenses                     (1,114,365)           (696,760)
   Other expenses                               (691)             (1,495)
                                    -----------------        ------------
   Net loss                              $(1,115,056)          $(698,255)
                                         ============          ==========
   Loss attributed to minority interests    (149,912)           (192,820)
   Loss attributed to common stock          (965,144)           (505,435)
   Loss per share                              (0.07)             (0.02)


                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                  OF FINANCIAL CONDITION AND PLAN OF OPERATION

     You should read the following discussion in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. The following discussion and analysis contain forward-looking statements that involve risks and uncertainties. For additional information regarding these risks and uncertainties, please see "Risk Factors.

General

      We are involved in the operation of internet games in China. We were incorporated May 7, 2004 in the British Virgin Islands.


      As of the date of this prospectus we had licensed the rights to four games and had purchased the rights to ten casual online games.

      The licensing agreements pertaining to our MMORPG's are explained in more detail in the section of this prospectus captioned "Our Business". The table below reflects the status of our games as of October 31, 2005.


                                        Expected Date For
                           ---------------------------------------------

      Name of Game         Completion of Testing      Commercial Release
      ------------         ---------------------      ------------------
      Rush Online            Completed                Released in March 2005
      Shenmue Online         June 2006                August 2006
      Neo Steam              February 2006            February 2006
      Free Style             December 2005            December 2005

      We will derive substantially all of our revenues from usage fees paid by those playing our games. In the next twelve months we expect to earn most of our revenue from the RUSH ONLINE and FREE STYLE games.

      The Chinese government has a number of regulations pertaining to online games.

      Games with content that is found to be objectionable cannot be played online. We would be unable to operate our online games if they were found to be objectionable.

      In addition, a government agency regulating Internet cafe licensing recently issued an order controlling the issuance of Internet cafe licenses. As Internet cafes are the primary venue for users to play online games, any slowdown in the growth of Internet cafes could reduce our revenues.

      The PRC government has also issued an order which is designed to prevent players from spending more than five hours per day playing online games. This order could cause our revenues to decline.

The following shows the distribution of the revenues we receive, or will receive from the operation of the games which we have licensed from others.

                                        Rush       Shenmue     Neo      Free
                                       Online      Online     Steam     Style

Royalty to licensor of game              30%         33%       22%      15%

Commissions to independent sales agents  30%         30%       30%      30%

Fees to credit card companies,
 telephone companies and others
 that collect payments from our
 customers                           2% to 30%    2% to 30%  2% to 30% 2% to 30%

      The licenses to operate our online games can only be renewed with our consent and the consent of the licensor. We do not know what fees we will be required to pay or the terms of any renewal should any license be renewed.


Results of Operations

For the Period from May 7, 2004 (inception) to December 31, 2004.

      We did not earn any revenue between our inception (May 7, 2004) to December 31, 2004 since our two online internet games were in their testing phases during this period.

      Operating costs during the period consisted primarily of:

o     Consulting fees of $569,899
o     Compensation expense of $155,000.

o     Wages and benefits of $131,901.
o     Advertising and promotion of $87,517
o     Legal fees of $37,922
o     Depreciation relating to computer equipment of $4,381, and
o     General and administrative expenses of $127,745

      During the period we issued 8,500,000 shares to the founders of the Company for services provided to us and issued 5,100,000 shares for consulting services. The value of these shares for services provided between the date of our inception (May 7, 2004) and December 31, 2004 was $569,899 and was reflected as part of our general and administrative expenses in our Statement of Operations for this period.

Six months ended June 30, 2005

      We earned $63,750 in revenue during the period from the operation of Rush Online.

      Operating costs during the period consisted primarily of:

o     Consulting fees of $142,051
o     Wages and benefits of $249,782
o     Legal fees of $16,999
o     Depreciation relating to computer equipment of $6,607, and
o     General and administrative expenses of $58,785

      As of October 31, 2005 inflation, foreign currency fluctuations and Chinese economic, fiscal, monetary and political policies have not had a material effect on our operating results.


Liquidity and Capital Resources

      Our material sources (uses) of cash during the year ended December 31, 2004 were:

         Cash used in operations                               (144,194)
         Purchase of equipment                                 (132,635)
         Payment of licensing fees for our online games      (1,650,000)
         Loans to related parties                              (127,662)
         Restricted cash                                       (117,238)
         Deposit                                                 (8,600)
         Sale of common stock                                 2,100,000
         Loans from shareholders                                318,124
         Cash value allocated to minority interests            (339,000)
         Other                                                   (1,342)


      Our material sources (uses) of cash during the six months ended June 30, 2005 were:

         Cash used in operations                      $(470,103)
         Purchase of equipment                          (27,217)
         Loans from related parties                     127,662
         Restricted cash                                 88,882

         Deposit                                         (3,262)
         Sale of common stock                         1,933,151
         Repayment of loans from shareholders          (318,124)
         Other                                           (3,807)


      Between May 2004 and June 2005 we raised:

     o $1,983,152 from the sale of 2,644,203 shares of our common stock to a group of private investors at a price of $0.75 per share and

     o $613,300 from the sale of 613,300 shares of our common stock to a group of private investors at a price of $1.00 per share.


      In October 2005 our license agreement pertaining to Shenmue Online was amended. As part of the amendment $1,500,000 which we previously paid as part of the initial licensing fee was returned to us.

      Our plan of operation and capital requirements during the twelve months following the date of this prospectus are shown below:


                                              Projected               Estimated
   Activity                                  Time Frame           Cost in US $
   --------                                  ----------           -------------


   Repay loans of $600,000                   December 2005             600,000
   Complete testing of Shenmue Online        April and May 2006         50,000
   Purchase computer hardware, software

       and other equipment required to

       operate our online games Next twelve months 300,000

  Complete testing of Neo Steam             Prior to August 2006       100,000
Pay remaining licensing fee for
 Shenmue Online                             June/August 2006         2,400,000
Commercial launch of Shenmue Online         July 2006                1,000,000
Commercial launch of Neo Steam              Prior to September 2006    500,000
Minimum royalties - Neo Steam               Prior to September 2006    825,000
Sales and marketing                         Next twelve months         500,000
Joint Venture with JC Entertainment         Next twelve months     2,600,000 (1)
Expansion of our prepaid card
 distribution system                        Next twelve months         100,000
License or otherwise acquire new
 online games                               Next twelve months         500,000
Hire approximately 50 new employers         Next twelve months         300,000
Operating expenses and working capital      Next twelve months       1,400,000

                                                                   -----------
                                                                   $11,175,000
                                                                   ===========

(1) We have a 65% interest in the joint venture with JC Entertainment. Our estimated capital contribution covers our share of the following costs:

         Testing Free Style                       $500,000
         Commercial launch of Free Style           500,000
         Minimum royalties for Free Style        2,000,000
         Marketing commitment for Free Style     1,000,000
                                              ------------
                                                $4,000,000  x 65%  =  $2,600,000
                                              ==================================

      We have financed our operations to date through the private sale of our common stock and short-term loans. As of October 31, 2005 we had cash on hand of approximately US $491,000. Cash on hand is expected to be adequate to fund our operations over the next twelve months. However, we will need additional funds to satisfy the capital requirements shown in the table above. At present, we have do not have any lines of credit, other bank financing arrangements, or commitments from private lenders or any other person to provide us debt or equity capital.


      Our material future contractual obligations as of October 31, 2005 are as follows:

                                         Years Ending December 31,
                                -------------------------------------------
                                Total        2005        2006          2007
                                -----        ----        ----          ----


Office lease                   $265,000    $103,000      $102,000   $  60,000
Short term loan                $600,000    $600,000            --          --
License fee - Shenmue Online $2,400,000          --    $2,400,000          --
Minimum royalties - Neo Steam $ 825,000                $  825,000
Capital contribution to
 joint venture with JC
Entertainment                $2,600,000          --    $2,600,000          --


Restrictions on currency exchange

            Substantially all of our projected revenues and operating expenses are denominated in Renminbi. The Renminbi is currently freely convertible under the "current account", which includes dividends, trade and service-related foreign exchange transactions, but not under the "capital account", which includes foreign direct investment and loans.

            Currently, T2CN Information Technology may purchase foreign exchange for settlement of "current account transactions", including payment of dividends to us and payment of license fees to foreign game licensors, without the approval of the State Administration for Foreign Exchange. T2CN Information Technology may also retain foreign exchange in its current account, subject to a ceiling approved by the State Administration for Foreign Exchange, to satisfy foreign exchange liabilities or to pay dividends. However, we cannot assure you that the relevant PRC governmental authorities will not limit or eliminate our ability to purchase and retain foreign currencies in the future.

            Since a significant amount of our future revenues will be denominated in Renminbi, the existing and any future restrictions on currency exchange may limit our ability to utilize revenues generated in Renminbi to fund our business activities outside China, if any, or expenditures denominated in foreign currencies.

Taxation

      We are a British Virgin Islands corporation. Under the current tax laws of the British Virgin Islands, neither Shanghai T2 Entertainment, nor T2CN Information Technology, is subject to tax on its income or capital gains. In addition, payment of dividends by either company is not subject to withholding tax in the British Virgin Islands.

      Pursuant to China's business tax regulations, Shanghai T2 Entertainment will pay a 5% business tax on gross revenues derived from its online game operations. T2CN Information Technology will be required to pay a 5% business tax on the gross revenues received from Shanghai T2 Entertainment.

      We will account for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes." Under SFAS No. 109, income taxes are accounted for under the asset and liability method. Deferred taxes are determined based upon the differences between the carrying value of assets and liabilities for financial reporting and tax purposes at currently enacted statutory tax rates for the years in which the differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in income in the period of change.

Reserves

      In accordance with current Chinese laws, regulations and accounting standards, T2CN Information Technology and Shanghai T2 Entertainment are required to set aside as a general reserve at least 10% of their respective after-tax profits. Appropriations to the reserve account are not required after these reserves have reached 50% of the registered capital of the respective companies. These reserves are created to fund potential operating losses and are not distributable as cash dividends. Shanghai T2 Entertainment is also required to set aside between 5% to 10% of its after-tax profits to the statutory public welfare reserve. In addition, at the discretion of their respective board of directors, T2CN Information Technology and Shanghai T2 Entertainment may set aside a portion of their respective after-tax profits to their enterprise expansion funds, staff welfare and bonus funds and discretionary surplus reserve. These statutory reserves and funds can only be used for specific purposes and are not transferable to us in the forms of loans, advances or cash dividends.

PRC Requirements Pertaining to Loans, Capital Contributions and Distributions.

      We will fund the operations of Shanghai T2 Entertainment by means of capital contributions or loans. The capital contributions and loans will be made directly or through T2CN Information Technology.

     However, if we finance T2CN Information Technology (Shanghai) Co., Ltd. by means of foreign currency loans, those loans cannot exceed certain statutory limits and must be registered with the State Administration for Foreign Exchange, and if we finance T2CN Information Technology by means of capital contributions, those capital contributions must be approved by the Ministry of Commerce. Our ability to use U.S. dollars to finance our business activities conducted through T2CN Information Technology will depend on our ability to obtain these governmental registrations or approvals. In addition, because of the regulatory issues related to foreign currency loans to, and foreign investment in, domestic PRC enterprises, we may not be able to finance Shanghai T2 Entertainment Co, Ltd. or its subsidiaries' operations by loans or capital contributions. We cannot assure you that we can obtain these governmental registrations or approvals on a timely basis, if at all.

Quantitative and Qualitative Disclosures about Market Risk

      Interest Rate Risk. Our exposure to interest rate risk for changes in interest rates relates primarily to the interest income generated by excess cash invested in short-term money market accounts and certificates of deposit. We have not used any derivative financial instruments in our investment portfolio or for cash management purposes. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. However, our future interest income may fall short of expectations due to changes in interest rates.

      Foreign Exchange Risk. Substantially all of our revenues are denominated in Renminbi, while a portion of our expenditures are denominated in foreign currencies, primarily the U.S. dollar and the Chinese Renminbi. Fluctuations in exchange rates, primarily those involving the U.S. dollar and the Chinese Renminbi, may affect our costs and operating margins. In addition, these fluctuations could result in exchange losses and increased costs in Chinese Renminbi terms. Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into U.S. dollars.

Critical Accounting Policies

      We prepare financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements, and the reported amounts of revenue and expenses during the financial reporting period. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our financial statements as their application assists management in making their business decisions

      Revenue Recognition We will account for the amounts received upon the sale of pre-paid game cards, but prior to usage and expiration of the value sold, as deferred revenue in our consolidated balance sheets. We will recognize revenues as the playing time and points purchased by our users are used in playing our online games. We will also recognize revenues when our users, who had previously purchased paying time and or points are no longer entitled to access the online games in accordance with our expiration policy that will be established and published. We will account for the amounts received upon the sale of prepaid cards, but prior to usage or expiration of the value sold, as deferred revenue in our consolidated balance sheets. Deferred revenue will be reduced as revenues are recognized.

      Property, Equipment and Software In addition to the original cost of property, equipment and software, the recorded value of these assets is impacted by a number of estimates and assumptions, including estimated useful lives, residual values and impairment charges. SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets," requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable from its undiscounted future cash flows. For the period from inception to December 31, 2004 we did not recognize any impairment charges for our property, equipment or software.

      Most of our computer and equipment for our online game operation is amortized over an estimated useful life of three years.

Recent Accounting Pronouncements

      See Note 2 to the financial statements included as part of this prospectus for information concerning recent accounting pronouncements.

                                  OUR BUSINESS
Overview

      The electronic game industry is broadly divided into offline games and online games.

     o Offline games can be played without accessing the Internet. Offline games are comprised of PC-packaged games for playing on personal computers, video game consoles or console games as well as handheld video games. The software is typically made available to consumers on a disk or a cartridge.

     o Online games have at least one component that must be played by accessing the Internet. Online games are predominantly played on personal computers, although they can also be played on various other devices. The main part of the game software operates on network servers to which end users have no access. User and individual game data are stored on the servers.

   Online Games are broadly classified into three categories:

     o Web games. Web games are the least complex form of online games, and typically include cards, chess, trivia and other parlor games. Web games do not have sophisticated graphics and generally downloading of software is not necessary to play these games. Web games are typically free of charge, and operators of web games typically sell web banners and other forms of advertisements to generate revenues.

     o Casual online games. These games tend to be somewhat less complex and are easier to play than the massively multiplayer online games described below. However, users must install user-end software, either available on disk or on the game website, on the user device. Casual games are typically session based, meaning that a game can be played to a conclusion within a short period of time. Generally fewer than ten users interact online in a casual game.

     o Massively multiplayer online games (including massively multiplayer online role playing games). These games tend to be sophisticated and complex, often requiring a significant time commitment to learn as well as to play. Users must install user-end software, either available on disk or on the game website, on the user device. In China, although the user-end software is typically free, users generally must pay a fee to play the game. Typical genres of massively multiplayer online games, or MMOGs, include action adventure, martial arts, real time strategy, simulation and sports fantasy. MMORPGs, which is a specific category of massively multiplayer games, are those in which thousands of players can interact with each other, each playing a separate character in a virtual world. Games are typically ongoing, meaning that there is no conclusion in the game story. MMORPG's tend to have a high degree of user attraction, which means that users tend to spend greater amounts of time playing these games than using other Internet applications.

      As of October 31, 2005 there were over approximately 180 on-line games played in China. The rapid development of the Chinese online games industry into a sizeable market has all occurred since 2001 when the first online game was introduced in China. We believe that this growth is attributable to the growing popularity of the Internet as an attractive source of entertainment, particularly for young people in China. A strong factor in Chinese culture is the "interaction between people". Online games provide an excellent conduit for that interaction.

      As a result of its growing popularity, an increasing number of users are looking beyond traditional media to the Internet as a source of entertainment. In China in particular, we believe that the Internet, including online games, provides an attractive alternative form of low price, high volume entertainment, particularly for young people, to predominantly state-owned traditional forms of media. For the same reason, the small to medium-sized cities and townships, where alternative forms of entertainment are often limited, are important markets for online games.

            The entry cost for users to play online games is relatively low. Players generally do not need to incur upfront costs for the purchase of game software. While a hardware device, such as a personal computer, is required, users in China tend to play games at Internet cafes and pay only subscription or airtime charges. The proliferation of Internet Cafes throughout China also provide convenient venues for users. There is a strong Internet cafe culture in many cities and towns across China. Although the household Internet penetration rate in China is very low, Internet cafes offer an affordable means of getting online for a large number of Internet users in China, especially young people. As a result, Internet cafes have become important social venues for many young people in China. The strong Internet cafe culture in China further enhances the

"community effect" of massive multiplayer online games.

      Online internet games require two stages of testing prior to commercialization:

     o Closed Beta Testing - this phase is used by the developer to correct technical problems with players being limited to about 1000 and the test period lasting about three months.

     o Open Beta Testing - this phase open to all players and is used to develop a customer base and market the game. Open Beta Testing lasts about two months.

      When the Open Beta testing of a game is complete, the game is launched on a commercial basis and customers are charged for the time they spend playing the game.

Products and Competition


      We have an exclusive license to operate the game RUSH ONLINE in China from JC Entertainment Corp. of Korea. The initial licensing fee was US$150,000, all which has been paid as of October 31, 2005. The license expires on December 13, 2006. We have also agreed to pay JC Entertainment 30% of the net revenues that we earn from the operation of RUSH ONLINE.

      RUSH ONLINE is a 3D MMORPG with both regular and first person shooting mode. Our target customers are hard-core players due to its unique character design and attractive player vs player format. There are two races in this game, humans and devil angels and players chose to fight on one side against other players on the other side. RUSH ONLINE became available for commercial use in March 2005. We are presently monitoring the operation and performance of the game.

      We have an exclusive license to operate the game SHENMUE ONLINE in China from Sega Corporation of Japan. The initial licensing fee is US$3,000,000 of which US$600,000 has been paid as of October 31, 2005. A second payment of $1,200,000 is due on June 30, 2006 and a final payment of $1,200,000 is due on August 31, 2006. The license expires in October 2007. We have agreed to pay Sega Corporation 33% of all gross revenues, less distribution costs, we earn from the operation of SHENMUE ONLINE.

      SHENMUE ONLINE is 3D MMORPG based on a PC online platform. It has free and VS. battle modes based on actual Chinese martial arts moves. The story and game concept and characters have been based on the original Shemue 2 Box game. The game world features the map of all of China which will entice people to fight in their territories. We expect to complete the testing of SHENMUE ONLINE in June 2006 and its release for commercial use in August 2006.

      We have an exclusive license to operate the game NEO STEAM in China from HanbitSoft, Inc. of Korea. As consideration for the license we paid HanbitSoft an initial licensing fee of US$500,000 and agreed to pay HanbitSoft royalties of 22% of the net revenues that we earn from the operation of the game. We also agreed to pay HanbitSoft minimum royalties of $1,000,000 which will be credited against any royalties owed HanbitSoft from the operation of the game. As of October 31, 2005 we had paid $175,000 in minimum royalties. As consideration for providing technical support for the operation of the game, we issued HanbitSoft 400,000 shares of our common stock. The license expires two years after the date the game is launched on a commercial basis.

      NEO STEAM is a 3D MMORPG intense action game. We expect to complete the testing of NEO STEAM and have it ready for commercial use in the fall of 2006.

      We have an exclusive license to operate the game FREE STYLE in China from JC Entertainment Corporation of Korea. Although there is no initial licensing fee, the license requires us to pay JC Entertainment royalties of 15% of the gross revenues we earn from the operation of FREE STYLE and to spend not less than $1,000,000 prior to August 4, 2006 for marketing the game. We also agreed to pay JC Entertainment minimum royalties of $2,000,000 which will be credited against any royalties owed JC Entertainment from the operation of the game. The first minimum royalty payment of $1,000,000 is due three months after the game is launched and the second minimum royalty payment of $1,000 is due 12 months later. The license expires two years after the date the game is launched on a commercial basis.

      FREE STYLE is a casual online basketball game. We expect to release the game for commercial use in December 2005.

      In August 2005 we purchased ten casual online games from JC Entertainment Corporation for US $1,525,000. We have paid $1,000,000 to JC Entertainment for these games and the balance of $525,000 is due November 15, 2005. We plan to begin the commercial operation of these games in the fall of 2006.

      In September 2005 we agreed to form a joint venture with JC Entertainment to operate FREE STYLE and the ten casual online games we purchased in August 2005. It is expected that the joint venture will assume all obligations relating to the FREE STYLE license and the payments due JC Entertainment. We will have a 65% interest in the joint venture and JC Entertainment will have the remaining 35% interest. We plan to contribute $2,600,000 to the joint venture for our share of the joint venture's operating expenses and the obligations relative to the FREE STYLE license. As consideration for organizing the joint venture and providing the license for an enhanced version of FREE STYLE, we issued JC Entertainment 2,000,000 shares of our common stock and a warrant for the purchase of an additional 3,000,000 shares of our common stock.


      Players will be able to access our games from any location with a high-bandwidth Internet connection. Registered subscribers will enter our network with a password and a user ID, after downloading our basic installation software. Players select a specific character to compete within the game with which they develop experience and enhanced game capabilities which can be carried over into sequential gaming sessions. Players can communicate with each other during the game through instant messaging and may coordinate their activities with other players to form groups to achieve collective objectives.

      The online games market in China is very competitive. Many of our competitors may have significantly greater financial, marketing and game development resources than we have. We expect more companies to enter the online game industry in China and a wider range of online games to be introduced to the Chinese market. Since the online game industry in China is relatively new and constantly evolving, our current or future competitors may offer products and services that provide significantly better performance or other advantages over those offered by us.

      We compete principally with the following companies in China:

     >> online game operators in China, including Shanda Interactive Entertainment Limited (which operates Actoz Soft's "Legend of Mir 2") and Guangzhou Optisp's (which operates Wemade's "Legend of Mir 3"); and the 9 Limited (which operates MU in China through 9 Webzen
          Limited). The 9 Limited also has exclusive licenses to operate additional MMORPG's in China including "World of Warcraft" licensed from Vivendi Universal Games, "Mystina Online" licensed from an online game operator in China and "Grand Espada" licensed from Hanbitsoft Inc., a Korean online game operator.

     >> major Internet portal operators in China, including publicly-listed companies such as NetEase (which operates "Westward Journey Online"), Sina (which operates "Lineage I" and "Lineage II") and Sohu (which operates "Knights Online"), all of which leverage their existing strength in aggregating content, and marketing and cross-selling among their established Internet user base to promote online games;

     >>   overseas  online game providers  including  Enix Softstar Inc.  (which
          operates   "Crossgate"),   Gamania  (which  operates   "Laghaim")  and
          Softworld (which distributes "Ragnarok"); and

     >> domestic online game developers in China, including Kingsoft (which has developed "JX Online").

      We believe that the popularity of our online games will be attributable to the quality and features of our games and the services that we offer to enhance our users' game role playing experience.


      We believe that our MMORPG's will be successful for the following reasons:

     >> Rush Online has more Chinese content and traditional Chinese script and graphics than most other online games. As compared to other 3D online games recently released by competitors, RUSH ONLINE carries lower graphics and memory capacity requirements, which in markets like China, allows us to target a broader subscriber base.

     o Shenmue Online will have advanced graphics which will cause the game to resemble martial art motion pictures. In addition prior versions of Shenmue have been successful.

     o    Neo Steam has brilliant graphics and a compelling story line.

     o    Free Style will be the first online sport game in the Chinese market.


      In order to broaden our product line, we will actively search for new online games developed by established game developers. In 2005 these new games will probably be acquired under licensing agreements rather than being developed in-house. We will consider the development of in-house games at a later stage of our development.

Marketing


      We will use a variety of methods to promote our games. Our main marketing efforts will include:


     >>   Advertising on web portals and in online game magazines.

     >>   Conducting online promotional events.

     >>   Participating in trade shows.

     >>   Organizing local contests at Internet Cafes for prizes.

     >>   Interviews in magazines and on television programs.

     >> Introducing new characters to our games and adding game upgrades such as additional maps of cities within China.


      We plan to hire independent agents to promote our online games within a specified area. Independent agents market our games by providing internet cafes with posters and similar promotional materials. We plan to pay each agent a monthly commission of 30% of revenues generated from Internet cafes in the allocated area, of which the agent will be required to use 3% for our games promotional activities, such as the purchase and distribution of mouse pads, keyboards and other promotional items. As of October 31, 2005, one independent agent was working for us.

      Internet cafes promote our games through contests, posters, and distribution of promotional items. Our agreements with internet cafes can be terminated on short notice.


Pricing


      Following their commercial launch we charge customers for the time they spend playing our online games. Our customers will typically access our online games through PC's at home or in Internet cafes. They will obtain our game playing time primarily through purchasing our prepaid cards at various retail outlets or purchasing game playing time at one or more of the 56,000 Internet cafes and retail outlets throughout China that have subscribed to our online membership management and payment system. Each prepaid card contains a network access password to access our system from a PC at home or at an Internet cafe location.


      Subscription payments for Internet cafes in China will be directly settled through our billing system. Individual PC subscribers in China can choose from a number of alternative payment options, including online credit cards payments, prepaid cards and charges to be made through telephone service provider payment systems. In the case of payments received through any settlement provider, we will pay a commission to the settlement provider that generally ranges from 2% to 30%.

We offer our customers two pricing plans:

     >>   Hourly usage for a price of RMB .40 (US$0.05)

     >>   Unlimited  access for a period of time,  generally  from one to thirty
          (30) days for a price from RMB 48 (US$6.00) depending on the game.

      The same pricing plans apply to our Internet Cafes and individual PC account customers.

      Online payment systems in China are at an early stage of development. Although major Chinese banks are instituting online payment systems, these systems are not as widely available or acceptable to consumers in China as in the United States and other developed countries. In addition, only a limited number of consumers in China have credit cards, relative to countries like the United States. The lack of adequate online payment systems may limit the number of online commerce transactions that we can service. If online payment services do not develop, our ability to grow our business may be limited.

Network

      We operate our games through servers. A server is basically a computer, without a monitor, keyboard or disk drive, which is connected to other servers to increase the overall capacity of the computer system. We maintain our system hardware in a single climate - controlled facility in our office in Shanghai.

      Server groups consist of three separate servers, Login Support server, database management server and game server.

      One server group can support approximately 1,500 game participants. As our subscriber base expands, we can increase the number of servers running any particular game.


      As of October 31, 2005 we owned 61 servers. We expect our costs for servers to increase in the future as we add new games, broaden our geographic reach, add features to advance our network security, and data traffic management systems and address growth in our user base. Additional servers can be added easily to ensure that we have sufficient network capacity to meet the needs of our users at all times

      We anticipate that we will need approximately 45 additional servers by the end of 2005. Servers will either be purchased, at a cost of approximately $3,000 per server, or will be leased.

      Servers will be primarily leased from telecommunications companies. The telecommunications companies will host the servers and receive maintenance fees from us in addition to the lease payments. We expect that leases for servers will have variable payment obligations based on the number of users logging on to each relevant server. This arrangement will allow us to have excess capacity without incurring significant fixed costs.


      Although private sector Internet service providers currently exist in China, almost all access to the Internet is maintained through ChinaNet owned by China Telecom under the administrative control and regulatory supervision of China's Ministry of Information Industry. In addition, the national networks in China connect to the Internet through a government-controlled international gateway. This international gateway is the only channel through which a domestic Chinese user can connect to the international Internet network. We rely on this infrastructure and China Telecom to provide data communications capacity primarily through local telecommunications lines. Although the government has announced plans to develop aggressively the national information infrastructure, this new infrastructure may not be developed as planned or at all. In addition, we will have no access to alternative networks and services, on a timely basis if at all, in the event of any infrastructure disruption or failure. The Internet infrastructure in China may not support the demands associated with continued growth in Internet usage.

Intellectual Property

      Our intellectual property rights include trademarks and domain names associated with the name "T2 ENTERTAINMENT" in China and copyright and other rights associated with our website, and other aspects of our business. We regard our intellectual property rights as critical to our business. We rely on trademark and copyright law, trade secret protection, non-competition and confidentiality agreements with our employees, and license agreement with our partners, to protect our intellectual property rights. We require our employees to enter into agreements requiring them to keep confidential all information relating to our customers, methods, business and trade secrets during and after their employment with us and assign their inventions developed during their employment to us. Our employees are required to acknowledge and recognize that all inventions, trade secrets, works of authorship, developments and other processes made by them during their employment are our property.

     We regard our proprietary software, domain names, trade names, trade marks and similar intellectual properties as critical to our success. Intellectual property rights and confidentiality protection in China may not be as effective as in the United States or other countries. Policing unauthorized use of proprietary technology is difficult and expensive. The steps we have taken may be inadequate to prevent the misappropriation of our proprietary technology. Any misappropriation could have a negative effect on our business and operating results. We may need to resort to court proceedings to enforce our intellectual property rights in the future. Litigation relating to our intellectual property might result in substantial costs and diversion of resources and management attention away from our business.

     There is no assurance that our online games do not or will not infringe upon patents, valid copyrights or other intellectual property rights held by third parties. We may be subject to legal proceedings and claims from time to time relating to the intellectual property of others in the future. In addition, some of our employees were previously employed at other companies including our current and potential competitors. We also intend to hire additional personnel to expand our product development and technical support teams. To the extent these employees have been involved in research at our company similar to research in which they have been involved at their former employers, we may become subject to claims that such employees or we may have used or disclosed trade secrets or other proprietary information of the former employers of our employees. In addition, our competitors may file lawsuits against us in order to gain an unfair competitive advantage over us. Although we are not aware of any pending or threatened claims, if any such claim arises in the future, litigation or other dispute resolution proceedings may be necessary to retain our ability to offer our current and future games, which could result in substantial costs and diversion of our financial and management resources. Furthermore, if JC Entertainment or Sega Corporation are found to have violated the intellectual property rights of others with respect to our online games, we may be enjoined from operating our online games and forced to pay fines and damages, which may adversely affect our business.

PRC Regulations

      Since the late 1970s, the Chinese government has been reforming the economic system in China. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us or our licensees. The Chinese economy has been transitioning from a planned economy to a more market-oriented economy. Although the Chinese government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the Chinese government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China's economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. These reforms have resulted in significant economic growth. However, we cannot predict the future direction of economic reforms or the effects such measures may have on our business, financial position or results of operations. Furthermore, while the Chinese economy has experienced significant growth in the past twenty years, growth has been uneven, both geographically and among various sectors of the economy.

      The online game industry in China is highly regulated by the Chinese government. Various regulatory authorities of the Chinese central government, such as the State Council, the State Press and Publication Administration, the Ministry of Culture and the Ministry of Public Security, are empowered to issue and implement regulations governing various aspects of the online games industry.

      We are required to obtain permits or approvals from different regulatory authorities in order to provide online games. For example, an Internet content provider, or ICP, must obtain an ICP license in order to engage in any commercial ICP operations within China. In addition, an online games operator must also obtain a license from the Ministry of Culture and a license from the State Press and Publication Administration in order to distribute games through the Internet. If we fail to maintain any of these required permits or approvals, we may be subject to various penalties, including fines and the discontinuation or restriction of our operations. Any such disruption in our business operations would materially and adversely affect our financial condition and results of operations.

      As the online games industry is at an early stage of development in China, new laws and regulations may be adopted from time to time to require additional licenses and permits other than those we currently have, and address new issues that arise from time to time. As a result, substantial uncertainties exist regarding the interpretation and implementation of current and any future Chinese laws and regulations applicable to the online games industry. For example, we may be required to obtain an inter-regional ICP license in order to operate online games in multiple provinces, autonomous regions and centrally administered municipalities. We are in the process of applying for all required licenses, and we do not believe that while our application is pending, the regulatory authorities will take any action against us. However, we cannot assure you that we will be able to timely obtain this license or any other new license required in the future, or at all. While we believe that, with the exception of the inter-regional ICP license, we are in compliance with all applicable Chinese laws and regulations currently in effect, we cannot assure you that we will not be found in violation of any current or future Chinese laws and regulations.


      In April 2001, the Chinese government began tightening its supervision of Internet cafes, closing unlicensed Internet cafes, requiring those remaining open to install software to prevent access to sites deemed subversive and requiring web portals to sign a pledge not to host subversive sites. Furthermore, the Chinese government's policy, which encourages the development of a limited number of national and regional Internet cafe chains and discourages the establishment of independent Internet cafes, may slow the growth of Internet cafes. Recently, the State Administration of Industry and Commerce, one of the government agencies in charge of Internet cafe licensing, issued a notice suspending the issuance of Internet cafe licenses. It is unclear when this suspension will be removed, if at all. As Internet cafes are the primary venue for users to play our games, any reduction in the number, or any slowdown in the growth, of Internet cafes in China will limit our ability to increase our revenues and expand our customer base.


      It is anticipated that, most of our recurring users will be young males including students. Due to the higher degree of user loyalty to MMORPGs, easy access to PCs and Internet cafes, and lack of more appealing forms of entertainment in China, many teenagers frequently play online games. This may result in these teenagers spending less time on or refraining from other activities, including education and sports. The Internet cafes, which are currently the most important outlets for online games, have been criticized by the general public in China for having exerted a negative influence on young people. Due primarily to such adverse public reaction, some local governments in China have tightened their regulation of Internet cafe operations through, among other things, limiting the number of the new operating licenses to be issued and further reducing the hours during which the Internet cafes are permitted to open for business. Also, local and higher-level governmental authorities may from time to time decide to more strictly enforce the customers' age limit and other requirements relating to Internet cafes as a result of the occurrence of, and the media attention on, gang fights, arsons or other incidents in or related to Internet cafes. As most of our customers will access our games from Internet cafes, any restrictions on Internet cafe operations could result in a reduction of the amount of time our customers will spend on our online games or a reduction in or slowdown in the growth of our customer base, thus adversely affecting our business and results of operations. Moreover, any adverse public reaction to the online game industry may discourage or otherwise prevent our young and other customers from spending too much time playing our online games, which could limit the growth of or reduce our projected revenues, thus adversely affecting our business and results of operations. In addition, it is also possible that the Chinese government authorities may decide to adopt more stringent policies to monitor the online game industry as a result of adverse public reaction or otherwise. Any such restrictions on online game playing would adversely affect our business and results of operations.

     China has enacted laws and regulations governing Internet access and the distribution of news, information or other content, as well as products and services, through the Internet. In the past, the PRC government has stopped the distribution of information through the Internet that it believes violates PRC law. The Ministry of Information Industry, the State Press and Publication Administration and the Ministry of Culture recently promulgated new regulations which prohibit games from being distributed through the Internet if they contain content that is found to, among other things, propagate obscenity, gambling or violence, instigate crimes, undermine public morality or the cultural traditions of the PRC, or compromise State security or secrets.

     If any games we operate were deemed to violate any of such content restrictions, we could be subject to penalties, including confiscation of income, fines, suspension of business and revocation of its license for operating online games, which would materially and adversely affect our business, financial condition and results of operations.

     We may also be subject to potential liability for unlawful actions of our users or for content we may distribute that is deemed inappropriate. Furthermore, we may be required to delete content that clearly violates the laws of the PRC and report content that we suspect may violate PRC law. It may be difficult to determine the type of content that may result in liability for us, and if we are wrong, we may be prevented from operating our games in China.

     Legislation could conceivably be introduced in China to establish a system for protecting consumers from the influence of graphic violence and sexually explicit materials contained in various types of games. Mandatory rating systems and other regulations affecting the content and distribution of our games have are under review in China. As an example, in Thailand, the Thai government has strengthened regulations by setting restricted hours for children under 18 years of age and may introduce additional measures for regulating online game operators. In the future, we may be required to modify our games or alter our marketing strategies to comply with new governmental regulations or new ratings assigned to our current or future games that may call for restrictions or modifications to our game content or features, which could delay or prohibit the release of new games or upgrades and reduce the existing and potential range of our user base. Moreover, uncertainties regarding governmental restrictions or rating systems applicable to our business could give rise to market confusion, thereby materially and adversely affecting our business.

      In recent years, the Chinese government has adopted certain regulations governing Internet access and the distribution of news and other information over the Internet. Under these regulations, Internet content providers and Internet publishers are prohibited from posting or displaying over the Internet content that opposes the fundamental principles in China's Constitution; compromises state security, divulges state secrets, subverts state power or damages national unity; harms the dignity or interests of the state, incites ethnic hatred or racial discrimination or damages inter-ethnic unity; sabotages

China's religious policy or propagates heretical teachings or feudal superstitions; disseminates rumors, disturbs social order or disrupts social stability; propagates obscenity, pornography, gambling, violence, murder or fear or incites the commission of crimes; insults or slanders a third party or infringes upon the lawful rights and interests of a third party; or includes other content prohibited by laws or administrative regulations. Failure to comply with these requirements may result in the revocation of Internet content provider and other required licenses and the closing down of the concerned websites. In the past, failure to comply with such requirements has resulted in the closure of certain concerned websites. The website operator may also be held liable for such censored information displayed on, retrieved from or linked to such website.


      Recently, the Ministry of Culture has issued a notice reiterating the government's policies to prohibit the distribution of games with violence, terror, cruelty or other elements that may have the potential effect of instigating crimes, and to prevent the influx of harmful cultural products from overseas. The notice requires, among other things, the review and prior approval of all the new online games licensed from foreign game developers and related license agreements. The pre-approval will not be granted if the Ministry of Culture finds the content of the game objectionable or the terms of the related license agreement is grossly unfair to the Chinese licensee. With respect to the online games that were licensed from foreign game developers prior to the issuance of the notice and have already been operated in China, the relevant game operators were also required to submit the games and related documents for review and approval by the Ministry of Culture by September 1, 2004. We will obtain the approval from the Ministry of Culture for our licensed games, RUSH ONLINE created by the Korean game developer, JC Entertainment Corp. and SHENMUE ONLINE co-developed by JC Entertainment and a Japanese game developer, Sega Corporation. The Ministry of Culture may find the content of RUSH ONLINE and SHENMUE ONLINE or any of other new games objectionable, and we may otherwise be unable to obtain the approvals for RUSH ONLINE and SHENMUE ONLINE or other newly licensed games in a timely manner, or at all. If this happens, we will not be able to launch RUSH ONLINE and SHENMUE ONLINE or other newly licensed games within the expected timeframe or at all, and our business and results of operations would be materially adversely affected.

      In addition, the Ministry of Information Industry has published regulations that subject website operators to potential liability for content included on their websites and the actions of users and others using their systems, including liability for violations of Chinese laws prohibiting the dissemination of content deemed to be socially destabilizing. The Ministry of Public Security has the authority to order any local Internet service provider, or ISP, to block any Internet website maintained outside China at its sole discretion. Periodically, the Ministry of Public Security has stopped the dissemination over the Internet of information which it believes to be socially destabilizing. The State Secrecy Bureau, which is directly responsible for the protection of State secrets of the Chinese government, is authorized to block any website it deems to be leaking State secrets or failing to meet the relevant regulations relating to the protection of State secrets in the dissemination of online information.

      As these regulations are relatively new and subject to interpretation by the relevant authorities, it may not be possible for us to determine in all cases the type of content that could result in liability for us as a website operator. In addition, we may not be able to control or restrict the content of other Internet content providers linked to or accessible through our websites, or content generated or placed on our websites by our users, despite our attempt to monitor such content. To the extent that regulatory authorities find any portion of our content objectionable, they may require us to limit or eliminate the dissemination of such information or otherwise curtail the nature of such content on our websites, which may reduce our user traffic and have a material adverse effect on our financial condition and results of operations. In addition, we may be subject to significant penalties for violations of those regulations arising from information displayed on, retrieved from or linked to our websites, including a suspension or shutdown of our operations.


Material Agreements

      The following is a summary of our material agreements.

      Software License, as amended - Rush Online. License is dated October 10, 2004 and was amended on October 24, 2005. We have an exclusive license to operate he game RUSH ONLINE in China from JC Entertainment Corp. of Korea. The initial licensing fee was US$150,000, all of which has been paid as of October 31, 2005. The license expires on December 13, 2006. We have also agreed to pay JC Entertainment 30% of the net revenues that we earn from the operation of RUSH ONLINE.

     Software License, as amended - Shenmue Online. License is dated October 15, 2004 and was amended on June 1, 2005 and August 5, 2005. We have an exclusive license to operate the game SHENMUE ONLINE in China from Sega Corporation of Japan. The initial licensing fee is US$3,000,000, of which US$600,000 has been paid as of October 31, 2005. A second payment of $1,200,000 is due on June 30, 2006, and a final payment of $1,200,000 is due on August 31, 2006. The license expires in October 2007. We have agreed to pay Sega Corporation 33% of all gross revenues, less distribution costs, that we earn from the operation of SHENMUE ONLINE.

     Software License - Neo Steam. We have an exclusive license to operate the game NEO STEAM in China from HanbitSoft, Inc. of Korea. As consideration for the license we paid HanbitSoft an initial licensing fee of US$500,000 and agreed to pay HanbitSoft royalties of 22% of the net revenues that we earn from the operation of the game. We also agreed to pay HanbitSoft minimum royalties of $1,000,000 which will be credited against any royalties owed HanbitSoft from the operation of the game. As consideration for providing technical support for the operation of the game, we issued HanbitSoft 400,000 shares of our common stock. The license expires two years after the date the game is launched on a commercial basis.

     Software License - Free Style. We have an exclusive license to operate the game FREE STYLE in China from JC Entertainment Corporation of Korea. Although there is no initial licensing fee, the license requires us to pay JC Entertainment royalties of 15% of the gross revenues we earn from the operation of FREE STYLE and to spend not less than $1,000,000 prior to August 4, 2006 for marketing the game. We also agreed to pay JC Entertainment minimum royalties of $2,000,000 which will be credited against any royalties owed JC Entertainment from the operation of the game. The first minimum royalty payment of $1,000,000 is due three months after the game is launched and the second minimum royalty payment of $1,000 is due 12 months later. The license expires two years after the date the game is launched on a commercial basis.

      Software Purchase Agreement. In August 2005 we purchased ten casual online games from JC Entertainment Corporation for US $1,525,000. We have paid $1,000,000 to JC Entertainment for these games and the balance of $525,000 is due November 15, 2005. We plan to begin the commercial operation of these games in the fall of 2006.

Share Subscription Agreement - Joint Venture with JC Entertainment Corporation. In September 2005 we agreed to form a joint venture with JC Entertainment to operate FREE STYLE and the ten casual online games we purchased in August 2005. It is expected that the joint venture will assume all obligations relating to the FREE STYLE license and the payments due JC Entertainment. We will have a 65% interest in the joint venture and JC Entertainment will have the remaining 35% interest. As consideration for organizing the joint venture and providing the license for an enhanced version of FREE STYLE, we issued JC Entertainment 2,000,000 shares of our common stock and a warrant for the purchase of an additional 3,000,000 shares of our common stock.

Warrant issued to JC Entertainment Corporation. The warrant gives JC Entertainment the right to purchase 3,000,000 shares of our common stock at a price of $0.01 per share, subject to the following conditions:

     o 1,000,000 shares may be purchased if there are at least 100,000 users of the Free Style game by August 4, 2007
     o An additional 1,000,000 shares may be purchased if there are at least 200,000 users of the Free Style game by August 4, 2007.
     o An additional 1,000,000 shares may be purchased if there are at least 300,000 users of the FREE STYLE game by August 4, 2007.

The warrant expires 30 days after we release a report as to the number of persons using the FREE STYLE game on August 4, 2007.

     Consulting Agreement with Calneva Financial Group Ltd. dated July 15, 2004. In consideration for providing management and financial consulting services we issued 5,100,000 shares of our common stock to the Calneva Financial Group.

    AGREEMENTS WHICH PROVIDE US WITH CONTROL OVER SHANGHAI T2 ENTERTAINMENT.

     Operation Agreement concerning Shanghai T2 Entertainment Co., Ltd. Agreement dated November 4, 2004 is with T2CN Information Technology, Shanghai T2 Entertainment, Shanghai NewMargin Venture Capital and Feng Tao. This Agreement provides our wholly owned subsidiary, T2CN Information Technology, with the right to manage the business of Shaghai T2 Entertainment. By virtue of a Novation Agreement dated June 6, 2005 Ji Wang replaced Tao Feng as a shareholder of Shanghai T2 Entertainment and as a party to this agreement.

      Proxy Agreement Feng Tao and Shanghai NewMargin Venture Capital Co. were the record holders of all outstanding shares of Shanghai T2 Entertainment. By this agreement, dated November 4, 2004, Feng Tao and Shanghai NewMargin Venture Capital Co. gave us the right to vote all outstanding shares of Shanghai T2 Entertainment. By virtue of a Novation Agreement dated June 6, 2005 Ji Wang replaced Tao Feng as a shareholder of Shanghai T2 Entertainment and as a party to this agreement.

Equity Transfer Call Agreement dated November 4, 2005 with Feng Tao, Shanghai NewMargin Venture Capital and Shanghai T2 Entertainment. Feng Tao and Shanghai NewMargin Venture Capital Co., as the sole shareholders of Shanghai T2 Entertainment, agreed that at our request they would transfer to us, without cost, 80% of their shares in Shanghai T2 Entertainment, provided such transfer was then permitted by the laws of PRC. By virtue of a Novation Agreement dated May 13, 2005 Ji Wang replaced Tao Feng as a shareholder of Shanghai T2 Entertainment and as a party to this agreement.

     Equity Pledge Agreement dated November 4, 2005 between Feng Tao, Shanghai NewMargin Venture Capital and T2CN Information Technology. Feng Tao and Shanghai NewMargin Venture Capital Co., as the sole shareholders of Shanghai T2 Entertainment, pledged their shares in Shanghai T2 Entertainment to T2CN Information Technology. In the event T2CN Information Technology suffers any loss due to any breach of the Operation Agreement, Proxy Agreement, or Technical Services and Consulting Agreement by Feng Tao, Shanghai NewMargin Venture
Capital, or Shanghai T2 Entertainment then T2CN Information Technology is entitled to sell the pledged shares and retain the proceeds from the sale to recoup the amount of the loss. By virtue of a Novation Agreement dated June 6, 2005 Ji Wang replaced Tao Feng as a shareholder of Shanghai T2 Entertainment and as a party to this agreement.

     Technical Services and Consultancy Agreement, dated November 4, 2004 between Shanghai T2 Entertainment and T2CN Information Technology. T2CN Information Technology, our wholly owned subsidiary, will provide all equipment and services necessary for the operation of our online games. For providing these services, Shanghai T2 Entertainment will pay T2CN Information Technology:

o     An annual fee of $2,000,000
o     80% of all pre-tax income of Shanghai T2 Entertainment
o     A one-time equipment fee of $100,000

     Nominee Agreement between between Ji Wang and T2CN Holding Ltd. Ji Wang is the record holder of a 20% interest in Shanghai T2 Entertainment. By this Agreement, dated May 13, 2005, Ji Wang agreed to hold his interest in Shanghai T2 Entertainment for our benefit and at our discretion to transfer his interest in Shanghai T2 Entertainment to us.


Offices and Employees

      Our offices in Shanghai consist of 19,365 square feet and are leased for US$8,613 per month. The lease on our office space expires on July 30, 2007. We believe that our existing facilities are adequate for our current requirements and that additional space, if required, can be obtained on reasonable terms.


      As of October 31, 2005, we had 95 full-time employees, all located in Shanghai, China. The following table shows the number of our employees by department:

            Department                    Number of Employees

            Management                               3
            Administration                           8
            Technical Support                       17
            Customer Service                         8
            Sales and Marketing                     10
                                                 -----
                                                    46

      Our full-time employees are entitled to state welfare benefits, including medical care, housing subsidies, unemployment insurance and pension benefits. To fund these benefits we are required to deposit 18% of our employees' salaries to the state-sponsored pension and medical plans. These benefits amounted to $4,990 for the period from inception (May 7, 2004) to December 31, 2004. The PRC government is responsible for providing medical benefits and the ultimate pension liability to our employees.

      None of our employees are represented by a labor union or covered by a collective bargaining agreement. We consider our relations with our employees to be good. We expect that the number of our employees will increase if we are able to license new online games.

                                   MANAGEMENT

   Name             Age       Position


   Tao Feng          37       Director (Chairman of the Board)
   William Zhu       __       President
   Jun-Tse Teng      38       Chief Executive Officer, Principal Financial and
                              Accounting Officer and a Director
   Ji Wang           33       Chief Strategy Officer
   and a Director
   Yanqing Li        32       Vice President of Operations
   Fei Zhang         32       Chief Operating Officer
   Bo Feng           35       Director


      Tao Feng has served as the chairman of our Board of Directors since November 2, 2004. Since its inception in 1999, Mr. Feng has been the managing partner of NewMargin Ventures, a venture capital firm with offices in Shanghai and Beijing. Between 1995 to 1998, Mr. Feng was the Senior Vice President of Ivanhoe Capital Corporation for its China operations. Mr. Feng obtained the Bachelor of Statistics degree from the University of Victoria, British Columbia, Canada (1990), a Master of Statistics degree from the University of Alberta in Edmonton, Alberta, Canada (1992), and a PhD in Statistics from the University of Toronto in Toronto, Ontario, Canada (1993).

      William Zhu has been our President since October 2005. Prior to becoming our President, Mr. Zhu was the Vice President of Shanda Networking, a major online game company in China (NASDAQ: SNDA). Mr. Zhu founded, and between 1994 and 2003, was the Chief Executive Officer, of Shanghai Lian Mei Advertising Agency, a direct mail firm in China. Mr. Zhu founded, and between 1997 and 2003, was the Chief Executive Officer of, a large Chinese online publisher (www.Rongshu.com).

      Jun-Tse Teng has been a Director since May 7, 2004. He has also been our Principal Financial and Accounting Officer since May 15, 2004 and our Chief Executive Officer since October 2005. Mr. Teng was the Chief Executive Officer of Asia Communications Telecom Co. between 2003 and 2004. Between 2001 to 2003 he was Head of Equity Research for the Uni-President Securities Group. Between 1999 and 2000, Mr. Teng was Equity Portfolio Manager for the President International Development Co. From 1997 to 1999 he was an analyst with UBS Warburg of Taiwan. In 1989, Mr. Teng received his Bachelor of Science in Electrical Engineering from the National Tsing Hua University in Taiwan. In 1994 he received his Masters of Science degree in Electrical Engineering from the University of Southern California. In 1997 Mr. Wang received his MBA degree from the University of California at Berkley.

      Ji Wang has been one of our Directors since May 7, 2004. He was our President between May 2004 and October 2005. He became our Chief Strategy Officer in October 2005. Between early 1999 and May 2004 Mr. Wang was President and founder of HDT Technologies, Inc., an Internet Technology and service supplier in China with the assistance and investment of US3, 000,000 from several high-tech venture groups in China. In 1993 Mr. Wang graduated from Fudan University in China with a major in Computer Software.


      Yangqing Li has been our Vice President of Operations since May 15, 2004. Mr. Li is a medical doctor and graduated from the Clinical Medicine Department of Zhejiang University School of Medicine Department in China in 1996. From 1996 to 1999 he was an Internist at Hang Zhou No.3 People's Hospital in China. In 2000 Mr. Li was the chief editor of the game channel for the largest IT portal in China enet.com. In 2001 he was the marketing manager of Taiwan's 3rd wave software company that operated the online game Dragonraja. In 2002, he was the product manager for Netease that operated the online game Pristontale. Between November 2002 and July 2003 Mr. Li was the production manager and Chief Operating Officer of Sina-MC Soft which operated the online game Lineage.

      Fei Zhang has been our Chief Operating Officer since May 15, 2004. He has been the Investment Manager for NewMargin Venture Capital of Shanghai since 1999. In 1998 he was a consultant to Rabobank, Shanghai for renewable energy projects. Between 1996 and 1997 he was the Marketing Manager for Zhongxing Telecom Equipment Co. (ZTE) Shanghai, China. In 1994, Mr. Zhang received his Bachelor of Science degree from Shanghai Jiao Tong University. In 1998, he completed the MBA Program at the China Europe International Business School in Shanghai. In 1998 he completed the MBA Program at the IESE International Graduate School of Management in Barcelona, Spain.

      Bo Feng has been a director since May 7, 2004. Between March 1994 and December 1997 Mr. Feng was the Chinese representative for the U.S. investment banking firm of Robertson Stephens. During 1998 and 1999 Mr. Feng was a financial consultant to an number of Chinese technology companies. In 2000, Mr Feng co-founded Chengwei Ventures to provide venture capital funding for Chinese technology companies.

      Bo Feng, Ji Wang, Jun-Tse Teng, and Yangquing Li are our founders.

      All directors hold office until their successors have been duly elected and qualified. Officers are elected by and serve at the discretion of the board of directors.

      Elections for directors would be held each year on the date of the annual general meeting of shareholders. A director shall be removed from office automatically if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) is found by our company to be or becomes of unsound mind. We may also remove a director from office by ordinary resolution.

     We do not have a compensation committee. Our Board of Directors serves as our Audit Committee.

Executive Compensation


      The following table shows in summary form the compensation received by the Company's officers and directors during the fiscal year ended December 31, 2004.


                                                                         All
                                           Other                        Other
                                          Annual    Restric-            Com-
Name and                                  Compen-  ted Stock  Options   pensa-
Principal                  Salary  Bonus  sation    Awards    Granted   tion
 Position                    (1)    (2)    (3)        (4)       (5)      (6)
------------               ------  -----  -------  ---------  -------  -------


Tao Feng, Director

Ji Wang, President         $9,705     --       --   $157,950       --     --
  Prior to October 2005


Yanqing Li, Vice

  President of Operations  $7,191     --       --   $ 76,950       --     --

Fei Zhang, Chief
  Operating Officer        $   --     --       --  $  21,600       --     --

Jun-Tse Teng, Principal
  Financial and Accounting
  Officer and a Director   $   --     --       --  $   9,000       --     --

Bo Feng, Director          $   --     --       --         --       --     --


(1) The dollar value in US$ of base salary (cash and non-cash) earned during the fiscal year.
(2) The dollar value of bonus (cash and non-cash) received.
(3) Any other annual compensation not properly categorized as salary or bonus, including perquisites and other personal benefits, securities or property.

(4) During the periods covered by the table, the value of the shares, for financial statement purposes, of common stock issued as compensation for services.


      The table below shows the number of shares of our common stock owned by the officers listed above and the value of these shares as of December 31, 2004.

      Name                    Shares           Value *
      ----                   -------          --------

      Ji Wang              2,486,250        $3,729,375
      Yanqing Li           1,211,250        $1,816,875
      Fei Zhang              340,000        $  510,000
      Jun-Tse Teng           141,667        $  212,500
      Bo Feng                     --                --

*Based on the offering price ($1.50) of the shares to be sold by the selling shareholders in this offering.


(5) The shares of common stock to be received upon the exercise of all stock options granted during the periods covered by the table.
(6) All other compensation received that we could not properly report in any other column of the table.

      Our directors approve their own compensation since decisions regarding compensation to be paid to our officers and directors are made by resolutions adopted by the directors. We do not have any policy which prohibits or limits the power of directors to approve their own compensation.

      The following table shows the amount which we expect to pay to our management during the twelve months ending December 31, 2005 and the amount of time these persons expect to devote to our business.
                                                      Percentage of Time
                                  Proposed               to be Devoted
      Name                    Compensation               to Operations


      Tao Feng                 $ 10,000                       20%
      William Zhu              $ 60,000                      100%
      Jun-Tse Teng             $ 48,000                      100%
      Ji Wang                  $ 36,000                      100%
      Yanqing Li               $ 36,000                      100%
      Fei Zhang                $ 10,000                       20%


Employment Contracts


      Each of our executive officers has a service agreement with us which contains confidentiality and non-competition provisions. The service agreements do not address the compensation to be paid to our officers. The compensation of our officers is determined annually by our directors. None of our officers or directors are entitled to any benefits upon their termination of employment.


Long-Term Incentive Plans - Awards in Last Fiscal Year

      None.

Employee Pension, Profit Sharing or Other Retirement Plans

      None.

Compensation of Directors

     Standard Arrangements. Currently we do not pay our directors for serving as directors. We do not have any standard arrangement pursuant to which our directors are compensated for any services provided as a director or for committee participation or special assignments.

      Other Arrangements.  None.
      ------------------

Stock Option and Bonus Plans

      We do not have any stock option or stock bonus plans.

Transactions with Related Parties and Recent Sales of Unregistered Securities

      The table below summarizes all sales of our common stock as of the date of this prospectus.


                                                                   Consideration

                                                                 Services rendered
                                                                  with a value for

                                  Date of     Shares              financial statement
                                  Issuance    Issued      Cash       purposes of:


Jun-Tse Teng                        05/04     141,667                 $    9,000
Ji Wang                             05/04   2,486,250                   $157,950
Yanqing Li                          05/04   1,211,250                  $  76,950
Fei Zhang                           05/04     340,000                  $  21,600
Bin Zheng                           05/04     283,333                  $  18,000
Chengwei (China) Investment

    Company                         05/04   4,037,500                   $256,500
Calneva Financial Group Ltd.        07/04   5,100,000                   $324,000
Kingland Overseas Development Inc.  10/04   5,464,285   $1,350,000
Newmargin T2CN Investment Ltd.      10/04   3,035,715   $  750,000
Private Investors, $0.75 per share  06/05   2,644,203   $1,983,152
Private Investors, $1.00 per share0  7/05     613,300   $  613,300



      Chengwei (China) Investment Company is owned 50% by Bo Feng, one of our directors.

      Jun-Tse Teng, our Chief Financial and Accounting officer is a director and 20% shareholder of Kingland Overseas Development Inc.

      Tao Feng, one of our directors, is the managing partner and sole director of NewMargin T2CN Investment Ltd.

      Subsequent to the issuance of these shares:

     o    Ji Wang transferred 778,050 shares to Zhigang Li

     o    Yanquing Li transferred 315,578 shares to Jun Tse Teng

     o Yanquing Li transferred 36,500 shares to Yu-Chia Lee o Yanquing Li transferred 26,972 shares to Zhigang Li

     o Fei Zhang transferred 106,400 shares to Zhigang Li o Bin Zheng transferred 88,578 shares to Zhigang Li

     o Chengwei (China) Investment Company transferred 263,500 shares to Yu-Chia Lee

     o Chengwei (China) Investment Company transferred 1,000,000 shares to William Zhu

     o Calneva Financial Group assigned 5,000,000 of its shares to two of its officers and eleven other persons.

      On December 31, 2004 we had a loan of $127,662 due from Shanghai Tian Zhi Tu Internet Technology Co., a company controlled by Ji Wang and an unrelated third party. The loan did not bear interest, was unsecured and was due on demand. The loan was paid in March 2005.

      On December 6, 2004 the Calneva Financial Group loaned us $300,000. The loan does not bear interest, is unsecured and is due on demand. On May 9, 2005 the Calneva Financial Group advanced us another $300,000 under the same terms and conditions as the first $300,000 loan. We plan to repay the $600,000 from proceeds from the sale of our common stock.

      As of December 31, 2004 we had borrowed $18,151 from Jun-Tse Teng and Ji Wang, two of our officers and directors. These loans did not bear interest, were unsecured and had no specific terms of repayment. In January 2005 we repaid these loans.


                             PRINCIPAL SHAREHOLDERS


      The following table shows, as of October 31, 2005, the ownership of our common stock by shareholders known by us to be the beneficial owner of more than 5% of our common stock and by each of our executive officers and directors. Each person has sole voting and investment power with respect to the shares of their common stock, except as otherwise indicated.


                                                        PERCENTAGE
NAME AND ADDRESS                    SHARES OWNED         OWNERSHIP
----------------                    ------------        --------------

TAO FENG
No. 9, Lane 1006, Hua Shan Road
Shanghai China 200052.                        (1)              --


WILLIAM ZHU                            1,000,000             3.6%
777 Huajiang Road
#53 California Garden
Shanghai, China  200052

                                                        PERCENTAGE
NAME AND ADDRESS                    SHARES OWNED         OWNERSHIP
----------------                    ------------        --------------

JUN-TSE TENG
Suite 22301-526, Pudong Software Park
Guo Shore Jing Road, Pudong New District

Shanghai, China, 201203                  457,245 (2)         1.6%


JI WANG
Floor 5, No.88 Qinjiang Road

Shanghai, PRC, 200233                  1,708,200             6.1%


YANQING LI
Floor 5, No. 88, Qinjiang Road

Shanghai, China, 200233                  832,200             3.0%


FEI ZHANG
Villa 3, Radisson Hotel
78 Xing Guo Road

Shanghai, China, 200052                  236,600             0.8%


BO FENG
No. 3 Lane, 1610 Middle Huai Hai Road
Shanghai, PRC, 200031                         (3)              --

KINGLAND OVERSEAS
   DEVELOPMENT INC.
Suite 22301-526, Pudong Software Park
Guo Shore Jing Road, Pudong New District

Shanghai, PRC, 201203                  5,464,285 (2)        19.5%


CHENGWEI (CHINA) INVESTMENT
   COMPANY
Villa 3, Radisson Hotel
78 Xing Guo Road

Shanghai, China, 200052                2,774,000 (3)         9.9%


NEWMARGIN T2CN INVESTMENT LTD.
Villa 3, Radisson Hotel
78 Xing Guo Road

Shanghai, China, 200052                3,035,715 (1)        10.8%


ALL OFFICERS AND DIRECTORS

   AS A GROUP (SIX PERSONS)                             15,508,245      55.4%



(1) Tao Feng, our Chairman of the Board of the Company is also the President and sole director of NewMargin T2CN Investment Ltd. The sole shareholder of NewMargin T2CN Investment Ltd. is Shanghai NewMargin Ventures Capital Co., Ltd.

(2) Kingland Overseas Development Inc. is owned 20% by Jun-Tse Teng. Mr. Jun-Tse Teng is one of our officers and directors. Mr. Teng is also a director and officer of Kingland Overseas Development Inc. The remainder of Kingland Overseas Development Inc. is owned by Kimberlite Holdings, a company owned by members of Mr. Teng's family

     (3) Chengwei (China) Investment Company is owned 50% by Bo Feng, one of our directors.

                              SELLING SHAREHOLDERS

      The persons listed in the following table plan to offer the shares shown opposite their respective names by means of this prospectus. The owners of the common stock to be sold by means of this prospectus are referred to as the "selling shareholders". The selling shareholders acquired their shares for services rendered or in private transactions for cash. See "Management-Related Parties and Recent Sales of Unregistered Securities" for information concerning the issuance of these shares.

     Unless  extended,  the  offering  by the selling  shareholders  will end on
______________.

      We will not receive any proceeds from the sale of the shares by the selling shareholders. We will pay all costs of registering the shares offered by the selling shareholders, estimated to be $15,000. The selling shareholders will pay all sales commissions and other costs of the sale of the shares offered by them.


                                            Percentage  Shares to
                                            Ownership    be sold      Shares ownership
                                  Shares      Before     in this     after this Offering
                                  Owned      Offering    Offering    Number           %
                                  ------    ----------  ----------   ------        ------


Fei Zhang                        340,000         1%        34,000     306,000       1.2%
Chengwei (China) Investment
   Company                     4,037,500        14%       200,000   3,837,500        15%
Kingland Overseas Development,
   Inc.                        5,464,285        19%     1,000,000   4,464,285      17.5%
Newmargin T2CN Investment
   Ltd.                        3,035,715        11%     1,000,000   2,035,715       8.0%
Calneva Financial Group Ltd.     100,000          *       100,000          --         --
Bryan M. Dear                    700,000       2.5%       650,000      50,000        .4%
Keith Lim, Inc                   100,000          *       100,000          --
D. Bruce Horton                  850,000         3%       450,000     400,000         2%
Bradley N. Scharfe               850,000         3%       450,000     400,000         2%
Guy Peckham                      500,000       1.8%       250,000     250,000         1%
Hampton Associates Limited       500,000       1.8%       300,000     200,000       0.8%
Jetco Holdings Ltd.              300,000       1.1%       300,000          --         --
Richard Douglas Stewart          100,000          *       100,000          --         --
622416 Alberta Ltd.               28,000          *        28,000          --         --
George C. Robertson               65,000          *        65,000          --         --
Robert C. Barton                 100,000          *       100,000          --         --
Steve Thackray                    10,000          *        10,000          --         --
Donald R. MacSorley               26,667          *        26,667          --         --
James S. Barton                  100,000          *       100,000          --         --
Ronnie Steiner Travel Tours Inc.  10,000          *        10,000          --         --


                                            Percentage  Shares to
                                            Ownership    be sold      Shares ownership
                                  Shares      Before     in this     after this Offering
                                  Owned      Offering    Offering    Number           %
                                  ------    ----------  ----------   ------        ------

The MacLachlan Investments

   Corporation                   133,333          *       133,333          --         --
Ron Jones Ltd.                    50,000          *        50,000          --         --
John Michael Keegan               28,334          *        28,334          --         --
Bruno Benedet Jr.                 40,000          *        40,000          --         --
Daryl Turner                      40,000          *        40,000          --         --
Elliott J. Lipsey                 33,333          *        33,333          --         --
Eric K. Stewart                    6,666          *         6,666          --         --
Verona Capital International      66,667          *        66,667          --         --
Matrix Partners, Inc.            133,333          *       133,333          --         --
Hugh Cooper                       66,667          *        66,667          --         --
Leonard Clough                    28,533          *        28,533          --         --
Kyung W. Lee, Trustee             20,000          *        20,000          --         --
Eastside Pinnacle, LLC            26,667          *        26,667          --         --
Micheal R. Muzos                   6,000          *         6,000          --         --
Martin S. Rood                    20,000          *        20,000          --         --
Mon Szeto                          6,000          *         6,000          --         --
Kathleen Wright                    6,667          *         6,667          --         --
Kathleen Wright Roth IRA           6,667          *         6,667          --         --
KC Global Holdings Inc.           53,333          *        53,333          --         --
Robert J. Charleton               50,000          *        50,000          --         --
Dr. Brandt Miles Inc.             10,000          *        10,000          --         --
R.J. Labonte & Co. Ltd.           12,000          *        12,000          --         --
United Triump Inc.                53,334          *        53,334          --         --
Dean Williams                     26,667          *        26,667          --         --
Rick Griffiths                    13,333          *        13,333          --         --
James Paleologos                  80,000          *        80,000          --         --
Valeurs Mobilieres Dejardins
 Inc. ITF Roxy and Bear
 Investment                      200,000          *       200,000          --         --
Jeffrey Shear                    366,667       1.3%       366,667          --         --
Michael Shear                    166,667          *       166,667          --         --
Shear Holdings Limited           133,334          *       133,334          --         --
Bixbie Financial Group           267,000          *       267,000          --         --
Wally Marcolin                    10,000          *        10,000          --         --
Brad Shackman                     10,000          *        10,000          --         --
Richard Jeffrey                   10,000          *        10,000          --         --
Winton Capital Holdings Ltd.     250,000          *       250,000          --         --
David L. Dreyer                   10,000          *        10,000          --         --
Brendan G. Murray                 10,000          *        10,000          --         --
Evan S. Ho                        10,000          *        10,000          --         --
Graham Watson                     15,000          *        15,000          --         --
Dean Roosdahl                     15,000          *        15,000          --         --
Edward Mitchuk                     1,000          *         1,000          --         --


                                            Percentage  Shares to
                                            Ownership    be sold      Shares ownership
                                  Shares      Before     in this     after this Offering
                                  Owned      Offering    Offering    Number           %
                                  ------    ----------  ----------   ------        ------


Rocky J. Paolo                    25,000          *        25,000          --         --
Alexander Wong                    10,000          *        10,000          --         --
Lorinda Hoyem                     10,000          *        10,000          --         --
619476 B.C. Ltd.                  15,000          *        15,000          --         --
Norma Vandenberg                  10,000          *        10,000          --         --
David Vandenberg                  10,000          *        10,000          --         --
Shane Pierce                      10,000          *        10,000          --         --
Terry Bonneschranz                 1,000          *         1,000          --         --
Jay Browne                           500          *           500          --         --
Steve Pippy                        2,200          *         2,200          --         --
Austin J. Pippy                      400          *           400          --         --
Robert Vanoverschot                1,000          *         1,000          --         --
Brenda Leighton                    2,500          *         2,500          --         --
Harold Leighton                    2,500          *         2,500          --         --
Marvin D. Kristoff                   500          *           500          --         --
Caroline Farrell                   1,000          *         1,000          --         --
Troy Leighton                      1,000          *         1,000          --         --
Ryan Leighton                      1,000          *         1,000          --         --
Kerri Leighton                     1,000          *         1,000          --         --
Concettina Amante                  1,700          *         1,700          --         --
Rosa Marie Amante                    500          *           500          --         --
Remo Pomponio                        500          *           500          --         --
Donald S. Reitsma                  1,000          *         1,000          --         --
Mark Storer                          500          *           500          --         --
Barbara A. Barker                  1,000          *         1,000          --         --
Calvin Thompson                    1,500          *         1,500          --         --
Conrad Lacker                      1,000          *         1,000          --         --
Don Gee                            1,000          *         1,000          --         --
Bruce Biles                       10,000          *        10,000          --         --
Bruce Biles In Trust For
    Brodie Biles                   2,000          *         2,000          --         --
Dundee Securities Corp. In Trust
    for Robert Sali               35,000          *        35,000          --         --
Gerry Caul                         5,000          *         5,000          --         --
Byron Hampton                      1,000          *         1,000          --         --
Ken Nielsen                        5,000          *         5,000          --         --
Abraham Christopher Fehr           1,000          *         1,000          --         --
Eric Lin                         100,000          *       100,000          --         --
Calneva Financial Partners Ltd.   40,000          *        40,000          --         --
Ernie Pounder                     13,334          *        13,334          --         --


*  Less than 1%.

      As of the date of this prospectus, 92,001 of our shares (less than 1% of our outstanding shares) were owned by six shareholders who are residents of the United States.

The identity of the persons, known to the Company, that control those selling shareholders that are not natural persons is shown below:


         Name of                                          Name of
   Selling Shareholder                               Controlling Person
   -------------------                               ------------------

   Chengwei (China) Investment Company               Bo Feng

   Kingland Overseas Development, Inc.               Jun Tse Teng

   NewMargin T2CN Investment Ltd.                    Tao Feng

   Calneva Financial Group Ltd.                      Brian Dear and Bruce Horton

   Hampton Associates Limited                        Ronald Asirwatham

   Jetco Holdings Ltd.                               Keith Burant

   Keith Lim Inc.                                    Keith Lim

   Ronnie Steiner Travel Tours Inc.                  Ronnie Steiner

   Ron Jones Ltd.                                    Ron Jones

   Shear Holdings Limited                            Gerald Shear

   Bixbie Financial Group                            Allan Meiteen

      The following selling shareholders are affiliated with broker-dealers:

        Name                        Broker-Dealer

        Hugh Cooper                 RBC Dominion Securities, Inc.
        Leonard Clough              RBC Dominion Securities, Inc.
        Alexander Wong              Global Securities Corporation
        Lorinda Hoyem               Haywood Securities Inc.
        Robert Sali                 Dundee Securities Corporation
        John Michael Keegan         Scotia Capital Inc.

Manner of Sale.

      The shares of common stock owned by the selling shareholders may be offered and sold by means of this prospectus from time to time as market conditions permit. Since as of the date of this prospectus no market exists for our common stock, sales by the selling shareholders, until our common stock becomes quoted on the OTC Bulletin Board or listed on a securities exchange, will be made at a price of $____ per share. If and when our common stock becomes quoted on the OTC Bulletin Board or listed on a securities exchange, the shares owned by the selling shareholders may be sold in the over-the-counter market, or otherwise, at prices and terms then prevailing or at prices related to the then-current market price, or in negotiated transactions. These shares may be sold by one or more of the following methods, without limitation:

     o a block trade in which a broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
     o purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;
     o ordinary brokerage transactions and transactions in which the broker solicits purchasers; and
     o face-to-face transactions between sellers and purchasers without a broker/dealer.

      In competing sales, brokers or dealers engaged by the selling shareholders may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions or discounts from selling shareholders in amounts to be negotiated.

      The selling shareholders and any broker/dealers who act in connection with the sale of the shares may be deemed to be "underwriters" within the meaning of ss.2(11) of the Securities Act of 1933, and any commissions received by them and any profit on any resale of the shares as principal might be deemed to be underwriting discounts and commissions under the Securities Act.

      If any selling shareholder enters into an agreement to sell his or her shares to a broker-dealer as principal, and the broker-dealer is acting as an underwriter, we will file a post-effective amendment to the registration statement, of which this prospectus is a part, identifying the broker-dealer, providing required information concerning the plan of distribution, and otherwise revising the disclosures in this prospectus as needed. We will also file the agreement between the selling shareholder and the broker-dealer as an exhibit to the post-effective amendment to the registration statement.

      We have advised the selling shareholders that they and any securities broker/dealers or others who may be deemed to be statutory underwriters will be subject to the prospectus delivery requirements under the Securities Act of 1933. We have also advised each selling shareholder that in the event of a "distribution" of the shares owned by the selling shareholder, the selling shareholder, any "affiliated purchasers", and any broker/dealer or other person who participates in the distribution may be subject to Rule 102 under the Securities Exchange Act of 1934 ("1934 Act") until their participation in that distribution is completed. Rule 102 makes it unlawful for any person who is participating in a distribution to bid for or purchase stock of the same class as is the subject of the distribution. A "distribution" is defined in Rule 102 as an offering of securities "that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods". We have also advised the selling shareholders that Rule 101 under the 1934 Act prohibits any "stabilizing bid" or "stabilizing purchase" for the purpose of pegging, fixing or stabilizing the price of the common stock in connection with this offering.

                                    TAXATION

       The following is a summary of anticipated material U.S. federal income and British Virgin Islands tax consequences of an investment in our common shares. The summary does not deal with all possible tax consequences relating to an investment in our common shares and does not purport to deal with the tax consequences applicable to all categories of investors, some of which, such as dealers in securities, insurance companies and tax-exempt entities, may be subject to special rules. In particular, the discussion does not address the tax consequences under state, local and other non-U.S. and non-British Virgin Islands tax laws. Accordingly, each prospective investor should consult its own tax advisor regarding the particular tax consequences to it of an investment in the common shares. The discussion below is based upon laws and relevant interpretations in effect as of the date of this annual report, all of which are subject to change.

United States Federal Income Taxation

     The following discussion addresses only the material U.S. federal income tax consequences to a U.S. person, defined as a U.S. citizen or resident, a U.S. corporation, or an estate or trust subject to U.S. federal income tax on all of its income regardless of source, making an investment in the common shares.

       In addition, the following discussion does not address the tax consequences to a person who holds or will hold, directly or indirectly, 10% or more of our common shares, which we refer to as a "10% Shareholder". Non-U.S. persons and 10% Shareholders are advised to consult their own tax advisors regarding the tax considerations incident to an investment in our common shares.

       A U.S. investor receiving a distribution of our common shares will be required to include such distribution in gross income as a taxable dividend, to the extent of our current or accumulated earnings and profits as determined under U.S. federal income tax law. Any distributions in excess of our earnings and profits will first be treated, for U.S. federal income tax purposes, as a nontaxable return of capital, to the extent of the U.S. investor's adjusted tax basis in our common shares, and then as gain from the sale or exchange of a capital asset, provided that our common shares constitutes a capital asset in the hands of the U.S. investor. U.S. corporate shareholders will not be entitled to any deduction for distributions received as dividends on our common shares.

       Gain or loss on the sale or exchange of our common shares will be treated as capital gain or loss if our common shares is held as a capital asset by the U.S. investor. Such capital gain or loss will be long-term capital gain or loss if the U.S. investor has held our common shares for more than one year at the time of the sale or exchange.

       A holder of common shares may be subject to "backup withholding" at the rate of 31% with respect to dividends paid on our common shares if the dividends are paid by a paying agent, broker or other intermediary in the United States or by a U.S. broker or certain United States-related brokers to the holder outside the United States. In addition, the proceeds of the sale, exchange or redemption of common shares may be subject to backup withholding, if such proceeds are paid by a paying agent, broker or other intermediary in the United States.

       Backup withholding may be avoided by the holder of Common Shares if such holder:

     o    is a corporation or comes within other exempt categories; or
     o provides a correct taxpayer identification number, certifies that such holder is not subject to backup withholding and otherwise complies with the backup withholding rules.

       In addition, holders of common shares who are not U.S. persons are generally exempt from backup withholding, although they may be required to comply with certification and identification procedures in order to prove their exemption.

       Any amounts withheld under the backup withholding rules from a payment to a holder will be refunded or credited against the holder's U.S. federal income tax liability, if any, provided that amount withheld is claimed as federal taxes withheld on the holder's U.S. federal income tax return relating to the year in which the backup withholding occurred. A holder who is not otherwise required to file a U.S. income tax return must generally file a claim for refund or, in the case of non-U.S. holders, an income tax return in order to claim refunds of withheld amounts.

       British Virgin Islands Taxation

       Under the International Business Companies Act of the British Virgin Islands as currently in effect, a holder of common shares who is not a resident of British Virgin Islands is exempt from British Virgin Islands income tax on dividends paid with respect to the common shares and holders of common shares are not liable for British Virgin Islands income tax on gains realized during that year on any sale or disposal of the shares. The British Virgin Islands does not currently impose a withholding tax on dividends paid by a company incorporated under the International Business Companies Act.

       There are no capital gains, gift or inheritance taxes levied by the British Virgin Islands on companies incorporated under the International Business Companies Act. In addition, the common shares are not subject to transfer taxes, stamp duties or similar charges.

       There is no income tax treaty or convention currently in effect between the United States and the British Virgin Islands.

                          DESCRIPTION OF CAPITAL STOCK

      We were registered in the British Virgin Islands on May 7, 2004 as a British Virgin Islands International Business Company, number 595721.

       Our charter documents consist of our Memorandum of Association and our Articles of Association. The Memorandum of Association loosely resembles the Articles of Incorporation of a United States corporation and the Articles of Association loosely resembles the bylaws of a Untied States corporation. A brief description of our Memorandum of Association and Articles of Association follows, including a summary of material differences between the corporate laws of the United States and those of the British Virgin Islands. This description and summary does not purport to be complete and does not address all differences between United States and British Virgin Islands corporate laws. Copies of our Memorandum of Association and Articles of Association have been filed as exhibits to our registration statement on Form F-1 and readers are urged to review these exhibits in their entirety for a complete understanding of the provisions of our charter documents.

       Our Memorandum of Association provides that we any engage in any act or activity which is not prohibited by any laws of the British Virgin Islands.


      We are authorized to issue 50,000,000 shares of common stock, with a par value of $0.01 per share. As of October 31, 2005 we had 28,007,503 outstanding shares of common stock. All of our outstanding shares are fully paid and non-assessable.


      All shareholders have the same voting rights. Holders of common stock are each entitled to cast one vote for each share held of record on all matters presented to shareholders. Our shareholders are entitled to vote together as a single class on all matters submitted to a vote of the shareholders. Cumulative voting is not allowed; hence, the holders of a majority of the outstanding common stock can elect all directors.

      Holders of common stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available for dividends. All outstanding common shares have the same rights with regard to dividends and distributions upon our liquidation, which is to share pro rata in any distribution of our assets after payment of liabilities. Our Board of Directors is not obligated to declare a dividend and it is not anticipated that dividends will ever be paid. All dividends unclaimed for three years after having been declared may be forfeited by resolution of the directors for our benefit.

       Although there are no conversion, redemption, sinking fund or similar provisions applicable to our outstanding shares of common stock, we may redeem any of our own shares for fair value. However, no purchase, redemption or other acquisition of shares can be made unless out of surplus (as defined by the International Business Companies Act) and unless the directors determine that immediately after the purchase, redemption or other acquisition we will be able to satisfy our liabilities as they become due in the ordinary course of business, and the realizable value of our assets will not be less than the sum of our total liabilities and capital. In the absence of fraud, the decision of the directors as to the realizable value of our assets is conclusive, unless a question of law is involved.

      If our shares are divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of the shares of that class) may be changed only with the consent in writing of the holders of not less than 75% of the issued shares of that class and the holders of not less than 75% of the issued shares of any other class of shares which may be affected by such variation.

       There are no limitations on the right of any person to own or vote our securities. However, holders of common stock do not have preemptive rights to subscribe to any additional shares we may issue. Our Memorandum and Articles of Association do not contain any provision discriminating against any existing or prospective holder of our common stock as a result of ownership of any particular number of shares. Our Memorandum and Articles of Association do not contain any provisions relating to changes in our capital which are more stringent than those required by law.

       Our Articles of Association provide that our board of directors will consist of not less than one nor more than 15 directors. Each director holds office until his successor has been elected or the director is removed or resigned.

       The directors may by resolution fix the compensation of directors for services provided in any capacity to us. There is no age requirement or limit for a director and a director is not required to own any shares of our capital stock.

       Directors may be natural persons or companies, in which event the company may designate a person as its representative as a director. Directors or shareholders may remove a director for any reason. A director may appoint an alternate to attend meetings and vote in the place of the director. No agreement or transaction between us and one or more of our directors or any person in which any of our directors has a financial interest is void or voidable by reason of the presence, vote or consent by the interested director at the meeting at which the agreement or transaction is approved if the material facts of the interest of each director are disclosed in good faith or known to the other directors.

       The directors may convene meetings of our shareholders at such times and in such manner and places as the directors consider necessary or desirable. The directors are required to convene such a meeting upon the written request of shareholders holding 50% or more of our outstanding voting shares. At least seven days' notice of the meeting must be given to the shareholders whose names appear on the share register. One-third of our outstanding shares entitled to vote must be present at a meeting of shareholders in order to constitute a quorum and the affirmative vote of a majority of those present and entitled to vote is required in order to approve action by shareholders. Our Memorandum and Articles of Association do not contain any conditions relating to admission to any meeting of our shareholders.

       Our directors have the power to take certain actions without shareholder approval, including an amendment of our Memorandum of Association or Articles of Association or an increase or reduction in our authorized capital, which would require shareholder approval under the laws of most US jurisdictions. In addition, the directors of a British Virgin Islands company, subject in certain cases to court approval but without shareholder approval, may, among other things, implement a reorganization, certain mergers or consolidations with a subsidiary, the sale, transfer, exchange or disposition of any assets, property, part of the business, or securities of the company, or any combination (provided the assets do not represent more than 50% of the total assets of the company and the sale is not outside of the usual or ordinary course of the company's business), if they determine it is in the best interests of the company. The directors may, by a resolution of directors, exercise all powers we may have to borrow money. The director's ability to amend our Memorandum of Association and Articles of Association without shareholder approval could have the effect of delaying, deterring or preventing a change in our control without any further action by the shareholders, including a tender offer to purchase our common shares at a premium over then current market prices.

      Our directors may also, by resolution:

     o change the shares of all or part of a class into a different number of shares of the same class.

     o sub-divide all or any of our outstanding shares into a smaller number of shares, and determine that, as between the holders of the shares resulting from the sub-division, one or more of the shares may have special rights, or may have qualified or deferred rights over other outstanding shares or be subject to any restrictions imposed by the directors.

       British Virgin Islands law protecting the interests of minority shareholders may not be as protective in all circumstances as the law protecting minority shareholders in US jurisdictions.

       While British Virgin Islands law does permit a shareholder of a British Virgin Islands company to sue its directors derivatively, that is, in the name of, and for the benefit of, our company and to sue a company and its directors for his benefit and for the benefit of others similarly situated, the circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect of any such action, may result in the rights of shareholders of a British Virgin Islands company being more limited than those of shareholders of a company organized in the US.

       As in most US jurisdictions, the board of directors of a British Virgin Islands company is charged with the management of the affairs of the company. In most US jurisdictions, directors owe a fiduciary duty to the corporation and its shareholders, including a duty of care, under which directors must properly apprise themselves of all reasonably available information, and a duty of loyalty, under which they must protect the interests of the corporation and refrain from conduct that injures the corporation or its shareholders or that deprives the corporation or its shareholders of any profit or advantage. Many US jurisdictions have enacted various statutory provisions which permit the monetary liability of directors to be eliminated or limited.

       Under British Virgin Islands law, liability of a corporate director to the corporation is primarily limited to cases of willful malfeasance in the performance of his duties or to cases where the director has not acted honestly and in good faith and with a view to the best interests of the company. However, under our Memorandum of Association, we are authorized to indemnify any director or officer who is made or threatened to be made a party to a legal or administrative proceeding by virtue of being one of our directors or officers, provided such person acted honestly and in good faith. Our Memorandum of Association also enables us to indemnify any director or officer who was successful in such a proceeding against expense and judgments, fines and amounts paid in settlement and reasonably incurred in connection with the proceeding.

Transfer Agent/Dividend and Paying Agent

    As of the date of this prospectus we did not have a transfer agent or a dividend and paying agent.

                        ENFORCEMENT OF CIVIL LIABILITIES

      Substantially all of our current operations are conducted in China, and substantially all of our assets are located in China. All of our directors and officers are nationals or residents of China and all of their assets are located outside the United States. As a result, from a practical standpoint, it will be virtually impossible for a shareholder to enforce against us, or our officers and directors, judgments obtained in United States courts or any state in the United States.

                                  LEGAL MATTERS


     We are not involved in any legal proceedings. Our attorneys are Hart & Trinen, 1624 Washington Street, Denver, Colorado 80203.


                                 INDEMNIFICATION

      Our Articles of Association authorize indemnification of any director or officer against any losses or liabilities sustained in connection with any action, suit, or proceeding to which he or she is named a party by reason of having acted or served in such capacity. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers, or controlling persons pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                                     EXPERTS

      Our balance sheet as of December 31, 2004, and the statements of operations, stockholders' equity, and cash flows for the period from inception (May 7, 2004) to December 31, 2004, have been included in this prospectus in reliance on the report of BDO Shanghai Zhonghua, independent registered public accountants, given on authority of that firm as experts in accounting and auditing.

       The address of BDO Shanghai Zhonghua is 12/F Ocean Towers, 550 Yanan Road
(East), Shanghai, China.

                              AVAILABLE INFORMATION

      We have filed with the Securities and Exchange Commission a Registration Statement on Form F-1 (together with all amendments and exhibits) under the Securities Act of 1933, as amended, with respect to the securities offered by this prospectus. This prospectus does not contain all of the information which is in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Securities and Exchange Commission. For further information, reference is made to the Registration Statement which may be read and copied at the Commission's Public Reference Room at 100 F Street, NE Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The registration statement is also available at www.sec.gov, the website of the Securities and Exchange Commission.

                      T2CN HOLDING LIMITED AND SUBSIDIARIES



                           -----------------------



             REPORT ON AUDITED CONSOLIDATED FINANCIAL STATEMENTS


      FOR THE PERIODS FROM INCEPTION (MAY 7, 2004) TO DECEMBER 31, 2004
                       AND SIX MONTHS ENDED JUNE 30, 2005



                           -----------------------

                      T2CN HOLDING LIMITED AND SUBSIDIARIES


                                    CONTENTS


            Report of Independent Registered Public Accounting Firm       F-2


            Consolidated Financial Statements

               Balance Sheets                                             F-3

               Statements of Operations and Comprehensive Loss            F-4

               Statements of Shareholders' Equity                         F-5

               Statements of Cash Flows                                   F-6


            Notes to Consolidated Financial Statements                    F-7

           Report of Independent Registered Public Accounting Firm



The Board of Directors
T2CN Holding Limited


We have audited the accompanying consolidated balance sheet of T2CN Holding Limited (the "Company") and subsidiaries as of December 31, 2004 and the related consolidated statements of operations and comprehensive loss, shareholders' equity and cash flows for the period from inception (May 7, 2004) to December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of T2CN Holding Limited and subsidiaries, as of December 31, 2004 and the results of operations and comprehensive loss, shareholders' equity and its cash flows for the period from inception (May 7, 2004) to December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.



                                          BDO Shanghai Zhonghua




Shanghai, PRC
April 8, 2005 except No. 5 and No. 6
  dated May 13, 2005

                      T2CN HOLDING LIMITED AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                                                       December
                                                          31,         June 30,
                                                          2004          2005
                                                      -----------    -----------
                                                                     (Unaudited)
ASSETS

Current assets:
  Cash                                               $    185,841   $ 1,513,024
  Restricted cash                                         117,238        28,356
  Due from a related party                                127,662             -
  Advances to suppliers                                    30,590             -
  Prepaid expenses                                          7,500         7,500
                                                      -----------    -----------

Total current assets                                      468,831     1,548,879

Computers and equipment, net                              128,254       148,863

Licensed rights                                         3,570,000     3,496,451

Deposit                                                     8,600        11,862
                                                      -----------    -----------

Total assets                                         $  4,175,685   $ 5,206,056
                                                      ===========    ===========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Accounts payable                                   $     38,069   $         -
  License fee payable                                   1,920,000     1,920,000
  Accrued liabilities                                     180,991       170,464
  Shareholders' loans                                     318,124             -
  Deferred revenue                                              -        23,952
                                                      -----------    -----------

Total current liabilities                               2,457,184     2,114,416
                                                      -----------    -----------

Commitments and contingencies

Minority interests                                        344,088       151,268

Shareholders' equity:
  Common stock, par value $0.01,
    50,000,000 shares authorized,
    22,100,000 and 24,677,535 shares
    issued and outstanding                                221,000       246,775
  Additional paid-in capital                            2,404,000     4,311,376
  Deferred share-based compensation                      (284,101)     (142,051)
  Accumulated deficit                                    (965,144)   (1,470,579)
  Accumulated other comprehensive loss -
    translation adjustments                                (1,342)       (5,149)
                                                      -----------    -----------

Total shareholders' equity                              1,374,413     2,940,372
                                                      -----------    -----------

Total liabilities and shareholders'
  equity                                             $  4,175,685   $ 5,206,056
                                                      ===========    ===========

         See accompanying notes to consolidated financial statements.

                      T2CN HOLDING LIMITED AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                             AND COMPREHENSIVE LOSS

                                                 Period from
                                                   Inception       Six Months
                                                 (May 7, 2004)        Ended
                                                 to December 31,    June 30,
                                                      2004            2005
                                                 ---------------   -------------
                                                                     (Unaudited)
Revenues:

  Online games revenues, net                      $         -      $    63,750
                                                 ---------------   -------------

Total revenues                                              -           63,750

Cost of services                                            -            9,430
                                                 ---------------   -------------

Gross profit                                                -           54,320

Operating expenses:
  Selling expenses                                          -          276,856
  General and administrative                        1,114,365          474,224
                                                 ---------------   -------------

Loss from operations                               (1,114,365)        (696,760)

Interest income                                           699               93
Other expense, net                                     (1,390)          (1,588)
                                                 ---------------   -------------

Loss before income taxes and minority interests    (1,115,056)        (698,255)

Income taxes                                                -                -
                                                 ---------------   -------------

Net loss before minority interest                $ (1,115,056)     $  (698,255)
                                                 ---------------   -------------

Loss attributed to minority interests                (149,912)        (192,820)
                                                 ---------------   -------------

Net Loss                                         $   (965,144)     $  (505,435)
                                                 ===============   =============

Weighted average common shares outstanding -
  basic and diluted                                14,657,143       20,229,581
                                                 ===============   =============

Loss per share - basic and diluted               $      (0.07)     $     (0.02)
                                                 ===============   =============
Comprehensive loss:

  Net loss                                       $   (965,144)     $  (505,435)
  Translation adjustments                              (1,342)          (5,149)
                                                 ---------------   -------------

Comprehensive loss                               $   (966,488)     $  (510,584)
                                                 ===============   =============

         See accompanying notes to consolidated financial statements.

                      T2CN HOLDING LIMITED AND SUBSIDIARIES

               CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
           PERIOD FROM INCEPTION (MAY 7, 2004) TO DECEMBER 31, 2004
                       AND SIX MONTHS ENDED JUNE 30, 2005



                                                                                     Accumulated
                                                Additional  Deferred                     Other        Total
                               Common Stock       Paid-in   Share-based  Accumulated Comprehensive Shareholders'
                             Shares    Amount     Capital   Compensation   Deficit       Loss        Equity
                             -------   --------   -------   ----------    ---------   -----------   -----------

Balance, May 7, 2004               -   $      -   $      -   $       -     $       -    $        -    $        -

Issuance of common shares
  to founding shareholders   8,500,000   85,000    455,000           -             -             -       540,000

Issuance of common shares
  for consulting services    5,100,000   51,000    273,000           -             -             -       324,000

Issuance of common shares
  for cash                   8,500,000   85,000  1,676,000           -             -             -     1,761,000

Deferred share-based
  compensation                    -           -          -     (284,101)           -             -      (284,101)

Net loss for the period           -           -          -            -     (965,144)            -      (965,144)

Translation adjustment            -           -          -            -            -        (1,342)       (1,342)
                            ----------  -------- ----------   ----------   ----------    ----------   -----------

Balance, December 31,
  2004                      22,100,000  221,000   2,404,000    (284,101)    (965,144)       (1,342)     1,374,413

Issuance of common shares
  for cash

Issuance of common shares
  for cash                   2,577,535   25,775   1,907,376                        -             -      1,933,151

Amortization of
  stock-based compensation                                      142,050                                   142,050

Net loss for the period              -        -           -           -     (505,435)            -      (505,435)

Translation adjustment               -        -           -           -            -        (3,807)       (3,807)
                            ----------  -------- ----------   ----------   ----------    ----------   -----------

Balance, June 30, 2005      24,677,535 $246,775  $ 4,311,376  $(142,051) $(1,470,579)    $  (5,149)   $ 2,940,372
                            ----------  -------- ----------   ----------   ----------    ----------   -----------

          See accompanying notes to consolidated financial statements.

                      T2CN HOLDING LIMITED AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
               Increase (Decrease) in Cash and Cash Equivalents

                                                    From Inception      Six
                                                    (May 7, 2004)      Months
                                                          to           Ended
                                                     December 31,     June 30,
                                                        2004            2005
                                                   ----------------  -----------
                                                                     (Unaudited)
Cash flows used in operating activities:
  Net loss for the period                          $   (965,144)    $ (505,435)
  Adjustments to reconcile net cash used in
    operating activities:
   Depreciation                                           4,381         80,156
   Common shares issued for services                    579,899              -
   Services provided against share-based
     compensation                                             -        142,050
   Minority interests                                   344,088       (192,820)
   Changes in operating assets and
     liabilities:
     Advance to suppliers                               (30,590)        30,590
     Prepaid expense                                     (7,500)             -
     Accounts payable                                    38,069        (38,069)
     Accrued liabilities                                180,991        (10,527)
     Deferred revenue                                         -         23,952
                                                   ----------------  -----------

Net cash used in operating activities                   144,194       (470,103)
                                                   ----------------  -----------

Cash flows from investing activities:
  Purchase of fixed assets                             (132,635)       (27,217)
  Acquisition of software licensed rights            (1,650,000)             -
  Due from related party                               (127,662)       127,662
  Restricted cash                                      (117,238)        88,882
  Deposit                                                (8,600)        (3,262)
                                                   ----------------  -----------

Net cash used in investing activities                (2,036,135)       186,066
                                                   ----------------  -----------

Cash flows from financing activities:
  Shareholders' loan                                    318,124       (318,124)
  Common shares issued for cash                       2,100,000      1,933,151
  Cash value allocated to minority
    interests                                          (339,000)             -
                                                   ----------------  -----------

Net cash provided by financing activities             2,079,124      1,615,027
                                                   ----------------  -----------

Effect of exchange rate changes                          (1,342)        (3,807)
                                                   ----------------  -----------

Increase in cash                                        185,841      1,327,183

Cash, beginning of period                                     -        185,841
                                                   ----------------  -----------

Cash, end of period                                $    185,841     $1,513,024
                                                   ================ ============

Cash paid:
  Income tax                                                  -              -
  Interest                                                    -              -
                                                   ----------------  -----------

                                                   $          -      $       -
                                                   ================  ===========

Non-cash transactions:
  Licensed rights                                   (1,920,000)
  License fee payable                                1,920,000
  Common stock                                          44,720
  Additional paid-in capital                           239,381
  Deferred share-based compensation                   (284,101)
  Compensation expense                                 155,000
  Minority interests                                  (155,000)
                                                   ============

          See accompanying notes to consolidated financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF OPERATIONS

T2CN Holding Limited (the "Company" or "T2CN Holding") was incorporated under the laws of the British Virgin Islands on May 7, 2004 to hold two subsidiaries, who are in the business of developing online games and related businesses in the People's Republic of China (the PRC). T2CN Information Technology Co., Ltd. (T2CN Information), a wholly owned subsidiary of the Company based in China, was incorporated in Shanghai under the laws of the PRC on November 22, 2004. Shanghai T2 Entertainment Co., Ltd. ("T2 Entertainment"), a China-based company, was incorporated in Shanghai under the laws of the PRC on October 8, 2004. The Company accounts for their investment in T2 Entertainment in accordance with the variable interest entity concept.

The PRC laws and regulations currently limit foreign ownership of companies that provide internet content services, including the development and operation of the online games businesses, to 50% and grant online game business operation licenses only to Chinese-owned companies. As required under the PRC laws, T2 Entertainment has registered capital of RMB1 million (the US dollar equivalent of approximately $121,000), and is 80% owned by a Chinese venture capital company and 20% owned by a Chinese individual, who is President of T2CN Holding (see Note 5). T2 Entertainment owns the license issued by the Chinese government to conduct the online games business.

Pursuant to the signed exclusive technical services and consultancy agreement, operation agreement, proxy agreement, pledge agreement, and equity transfer agreement entered into by T2CN Information and T2 Entertainment, the legal owners of T2 Entertainment agreed to:

     o Give T2CN Information the exclusive right to operate T2 Entertainment in exchange for a service fee (The service fee is composed of: a) a fixed service fee of RMB2 million (approximately US$241,700); b) a performance-based service fee of 80% of T2Entertainment total income before taxes in the fiscal year the services rendered, and c) an equipment depreciation fee of RMB100,000 (approximately US$12,080).);

     o Give T2CN Information the right to exercise their authority over T2 Entertainment; pledge their respective equity interests to T2CN Information; and

     o Ultimately transfer their equity interest to T2CN Holding once the PRC laws and regulations permit them to do so.

As a result of these signed contractual agreements, T2CN Holding is deemed the primary beneficiary as it has control over T2 Entertainment, it has the right to participate in the favorable and unfavorable operation results of T2 Entertainment, and its investment in T2 Entertainment is at risk in accordance with FIN 46(R), "Consolidation of Variable Interest Entities". Consequently, the financial statements of T2 Entertainment have been consolidated into the financial statements of the Company.

During the period from inception to December 31, 2004, the Company has been focusing on implementing its business plan, which includes developing and launching its online gaming business. While effectuating its business plan, the Company has accumulated a deficit of $960,056 and additional financing will be required by the Company to fund the development and launching of its online games business and to support its operations. Management plans to fund its future operations through revenues from business operations, debt and/or equity financing. Management plans to mitigate its losses by launching its online games business as quickly as possible. However, there is no assurance that the Company will be able to obtain additional financing from investors or lenders, or that the Company will be able to generate cash flows sufficient to cover its working capital requirements once it launches its online games. There is no assurance that the Company will successfully launch either of its online games. The financial statements do not include any adjustments that might result from the outcome of those uncertainties.

 In March 2005, the Company commenced its planned operation of Rush online game and generated revenue. During the six months ended June 30, 2005, the Company has a loss of $891,075, and an accumulated deficit of $1,470,579 at June 30, 2005.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation

The consolidated financial statements include the accounts of T2CN Holding, T2CN Information, and T2 Entertainment. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation. The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP").

Foreign Currency Translation and Transactions

The Renminbi ("RMB"), the national currency of the PRC, is the primary currency of the economic environment in which the operations of T2CN Information and T2 Entertainment are conducted. The Company uses the United States dollar ("U.S. dollars") for financial reporting purposes.

The Company translates the assets and liabilities of T2CN Information and T2 Entertainment into U.S. dollars using the rate of exchange prevailing at the balance sheet date, and the statement of operation is translated at the average rate during the reporting period. Adjustments resulting from the translation of financial statements of T2CN information and T2 Entertainment from RMB into U.S. dollars are recorded in shareholders' equity as part of accumulated comprehensive income (loss) - translation adjustments. Gains or losses resulting from transactions in currencies other than RMB are reflected in income for the reporting period.

Cash and Cash Equivalents

Cash and cash equivalents represents cash on hand, placed with banks, which have remaining maturities of three months or less.

Restricted Cash

Restricted cash represents the cash and cash equivalents as of December 31, 2004 held by T2 Entertainment. This cash balance is considered restricted because it cannot be transferred outside of China for the purposes of inter-company loans or advances under the terms of existing PRC laws and regulations.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash. As of December 31, 2004, substantially all of the company's cash was held at a major financial institution located in the PRC, which management believes is of high credit quality.

Depreciation and Amortization

Computers and equipment are stated at the acquisition cost and depreciation expense is determined using the straight-line method over the estimated useful lives of three years.

Maintenance and repairs are charged directly to expense as incurred, whereas betterment and renewals are generally capitalized in their respective property accounts. When an item is retired or otherwise disposed of, the cost and applicable accumulated depreciation are removed and the resulting gain or loss is recognized and reflected as an item before operating income (loss).

Licensed Rights

Upfront licensing fees paid to third party licensors have been capitalized and will be amortized on a straight-line basis over the shorter of the useful economic life of the relevant online games or license period, which is two to three years generally. The capitalized licensing rights will be amortized when the Company's planned operation for that particular on-line game starts and up to the end of the licensing agreement. During the period from inception through December 31, 2004, the Company's planned principal operation of online games had not commenced yet, therefore, no amortization of upfront licensing fees was recorded for that period. During the six months ended June 30, 2005, the operation of Rush on-line game started in March 2005, the amortization of upfront licensing fee for that on-line game was $73,549.

Impairment of long-lived assets

The Company reviews long-lived assets periodically for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable through the estimated undiscounted cash flows expected to result from the use and eventual disposition of the assets. Whenever any such impairment exists, an impairment loss will be recognized for the amount by which the carrying value exceeds the fair value. There was no impairment of long-lived assets for the period from the inception to December 31, 2004 and the six months ended June 30, 2005.

Fair Value of Financial Instruments

Financial instruments of the Company are primarily comprised of cash, restricted cash, due from a related party, accounts payable and accrued liabilities, and shareholders' loans. At December 31, 2004 and June 30, 2005, due to the short-term nature of these financial instruments, their carrying values approximated their fair values except the shareholder's loans. Regarding the fair value of shareholders' loans, at December 31, 2004, which did not bear interest, it is difficult for the Company to determine the exact amount of the deemed interest as that deemed interest had being included in the lump-sum consulting fee pursuant to the signed consulting agreement. The outstanding shareholders' loan at December 31, 2004 was paid off in January 2005.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). SFAS No. 109 requires an entity to recognize deferred tax liabilities and assets. Deferred tax assets and liabilities are recognized for the future tax consequence attributable to the difference between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are measured using the enacted tax rate expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date.

T2CN Information and T2 Entertainment are subject to PRC tax laws and the tax rates are 15% and 33%, respectively, on taxable income. During the period from May 7, to December 31, 2004 and the six months ended June 30, 2005, both T2CN Information and T2 Entertainment suffered losses, therefore, there were no income tax provisions recorded in the accompanying financial statements. In addition, under China tax laws, the taxable income in one entity cannot be offset by taxable loss in another entity.

In accordance with SFAS No. 109, the Company disclosed the reconciliation of effective income tax rate based on Chinese statutory income tax rate of 33% as there is no income tax in the jurisdiction of British Virgin Islands.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Among the more significant estimates included in these financial statements are the estimated valuation allowance for deferred tax assets. Actual results could differ materially from those estimates.

Earnings Per Share

The Company presents earnings per share in accordance with the Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS No. 128"). Basic earnings (loss) per share includes no dilution and is computed by dividing income (loss) available to common shareholders by the weighted average number of shares outstanding during the period. Diluted earnings (loss) per share reflect the potential dilution of securities that could share in the earnings of an entity. The Company had no potential common shares at December 31, 2004 and June 30, 2005.

Stock-Based Compensation

The Company has elected to continue to record employee stock compensation based on APB No. 25 which includes the shares issued to the founders. Shares issued to non-employees are accounted for under FAS 123. The value of shares issued to a consulting firm is determined based on the estimated fair value of consulting services to be rendered (which is based on the value of similar services provided by other consulting firms and available in China marketplace) rather than on the fair value of shares because at the time of issuance the Company did not have substantial business and assets and there isn't a traded market for the shares. As the stock issuance to the consulting firm was deemed a third party transaction, the value of shares issued to founders was deemed to be the same as the value of shares issued to a third party.

As of December 31, 2004 and June 30, 2005, the Company had not entered into any other share-based compensation arrangements and no other share-based compensation was recognized.

Comprehensive Income (Loss)

The Company adopted Statement of Financial Accounting Standard No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 establishes standards for reporting and presentation of comprehensive income (loss) and its components in a full set of general-purpose financial statements. The Company has chosen to report comprehensive income (loss) in the consolidated statements of operations and comprehensive income (loss). Comprehensive income (loss) is comprised of net income and all changes to shareholders' equity except those due to investments by owners and distributions to owners.

Segment Reporting

The Company operates in a single business segment: the business of developing and operating online games. As the Company primarily operates in the PRC, no geographical segments are presented.

Accounting for Appropriation of Employee Welfare and Bonus Fund

Pursuant to PRC laws and regulations, T2CN Information and T2 Entertainment are required on an annual basis to set aside at least 5% of their after-tax profits, calculated in accordance with PRC accounting standards and regulations, for employee welfare and bonus purposes and determined by the Board of Directors of the respective company. The appropriation to the employee welfare and bonus fund is derived from net income after income tax under China GAAP whereas the employee welfare and bonus would be included in operating expense under US GAAP. The Company did not have any appropriation of employee welfare and bonus fund for the period from inception to December 31, 2004 and for the six months ended June 30, 2005.

Recent Accounting Pronouncements

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153, "Exchanges of Non-monetary Assets - an amendment of APB Opinion No. 29" (SFAS No. 153). This statement requires that non-monetary exchanges must be recorded at fair value and the appropriate gain or loss must be recognized so long as the fair value is determinable and the transaction has commercial substance. According to this statement, companies can no longer use the "similar productive assets" concept to account for non-monetary exchanges at book value with no gain or loss being recognized. SFAS No. 153 will be effective for fiscal periods beginning after June 15, 2005. The Company believes that the adoption of SFAS No. 153 will not have impact on its financial statements.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123R, "Share-Based Payment" (SFAS No. 123R). SFAS No. 123R revises SFAS No. 123, "Accounting for Stock-Based Compensation", and focuses on accounting for share-based payments for services by employer to employee. The statement requires companies to expense the fair value of employee stock options and other equity-based compensation at the grant date. The statement does not require a certain type of valuation model and either a binomial or Black-Scholes model may be used. The provisions of SFAS No. 123R are effective for financial statements for fiscal periods ending after June 15, 2005. The Company expects to adopt SFAS No. 123R effective January 1, 2006 and believes that the adoption of SFAS No. 123R will not have material impact on its financial statements.

NOTE 3 - COMPUTERS AND EQUIPMENT

A summary of computers and equipment at cost is as follows:

                                                     December 31,     June 30,
                                                        2004            2005
                                                     ------------    ----------
                                                                     (Unaudited)

Computers and equipment                            $    132,635   $    155,470
Accumulated depreciation                                 (4,381)        (6,607)
                                                     -----------    ------------

                                                   $    128,254   $    148,863
                                                     -----------    ------------

The depreciation expense for the period from inception to December 31, 2004 was $4,381. The depreciation expense for the six months ended June 30, 2005 was $ 6,607.

NOTE 4 - LICENSED RIGHTS

On October 10, 2004, T2 Entertainment entered into a software license agreement with a game software vendor located in Korea. Pursuant to the software license agreement, T2 Entertainment has the right to use, copy, duplicate, sell, and distribute the licensed software (including the right to use, install, test, and run the server software) on various media within the PRC, Hong Kong, and Macao ("the specified territory"). T2 Entertainment agreed to pay exclusive license fees of $570,000 (which should be paid in four installment payments of $30,000, $120,000, $180,000, and $240,000, respectively, within the defined time period) plus a royalty equal to 30% of net monthly sales revenue, commencing on the date of the commercial launch of the online game. This software license agreement has an initial term of two years effective on the on the later of (i) execution of the agreement by the licensor and the licensee, or (ii) approval of this agreement by relevant governmental authority of the PRC. The agreement can be extended for another year with the same terms, by the mutual agreement between licensor and licensee, 60 days prior to the expiration day.

On October 15, 2004, T2 Entertainment entered into an exclusive software license agreement with two game software vendors (one located in Japan and another located in Korea). Pursuant to the exclusive software license agreement, T2 Entertainment obtained the operating rights to market, promote, display, publish, and sell the licensed software (including the rights to use, install, test, and run the server software) within the geographical territory of the PRC. T2 Entertainment agreed to pay an upfront fee of $3 million (in three installment payments of $300,000, $1,200,000, and $1,500,000, respectively, in the defined time period) plus a royalty equal to 33% of gross monthly revenue, commencing from the commercial release of the licensed software. The agreement has an initial term of three years commencing from October 15, 2004 plus one additional year if neither of the parties give notice of termination within one month of the expiration date of the agreement.

In accordance with the terms of the above agreements, the Company recorded the gross licensed rights and liabilities of $3 million and $570,000, respectively. At June 30, 2005, the first two installment payments of $30,000 and $120,000 have been paid on licensing fees payable of $570,000 and the first two installment payments of $300,000 and $1,200,000 have been paid on licensing fees payable of $3 million. With regard to the remaining payment of Rush online, the Company discussed with the software vendor to waive the remaining payments as the players' acceptance of this on-line game was not as good as expected. However, at June 30, 2005, no final agreement has been reached between the Company and the vendor and the full contractual liability was still presented on the balance sheet.

In March 2005, the Company commenced its planned operation for Rush online game and generated revenue since then, the Company started amortization of the licensed rights of Rush Online from March 2005 to June 2005. The amortization expense for the six months ended June 30, 2005 was $73,549. The planned operation for Shenmue has been delayed. See subsequent event footnote for more details.

                                                                      June 30,
                                                                        2005
                                                                    -----------
                                                                     (Unaudited)

Software Licensing rights for Rush online
  game                                                            $   570,000
Amortization                                                          (73,549)
                                                                    ----------

                                                                      496,451

Software licensing right for Shenmue                                3,000,000
                                                                    ----------

                                                                   $3,496,451
                                                                    ----------

NOTE 5 - EQUITY TRANSACTIONS

On May 7, 2004, the Company issued 8,500,000 shares of its common stock to five individual founding shareholders and one corporate founding shareholder (the five individuals are either corporate directors or officers of T2CN Holding) with at an approximate price of $0.064 per share. The value was determined by using the same per share as was used in the subsequent transaction with a third party consulting firm.

On July 25, 2004, the Company entered into a consulting agreement with a third party consulting firm located in Vancouver, Canada. Pursuant to the signed consulting agreement, the consulting firm has agreed to provide financial advisory services, such as assisting with setting up proper corporate structure, assisting with securing private and/or public financing, assisting with handling certain public relationship and communications, securing and working with SEC legal counsel, providing certain bookkeeping services, and assisting with temporary financing, etc. In lieu of receiving cash payments for these services the consulting firm agreed to accept payment in shares of the Company's common stock. The fair value of consulting services was estimated to be $324,000 (which was based on the value of similar services provided by other consulting firms and available in China marketplace) for which the consulting firm agreed to accept 5.1 million shares. Therefore, the per-share value was deemed to be approximately $0.064. According to management, as of December 31, 2004, only approximately 12% of the subscribed services were rendered. Accordingly, approximately 88% of the $324,000 has been recorded in deferred share-based compensation in the shareholders equity statement. As of June 30, 2005, approximately 56% of the subscribed services were rendered. Accordingly, approximately 44% of the $324,000 has been presented as deferred share-based compensation on the balance sheet and shareholders equity statement at June 30, 2005.

Of the 5.1 million shares issued to the consulting firm, 850,000 shares were allocated to one 50% equity owner of the consulting firm, who is also a member of Board of Directors of the Company. The value of these 850,000 shares was approximately $54,000.

On October 15, 2004, one of founders introduced a venture capital company where he is employed as an officer. The venture capital company, which is a China-based company, agreed to purchase 3,035,715 shares of the Company's common stock at approximately $0.25 per share and to pay $750,000 of cash. Under T2CN Holding's instruction, the $750,000 directly went to T2 Entertainment, which is a Shanghai based company, accounting for 80% equity interest. In this case, the 80% equity interest of T2 Entertainment was registered under the name of this venture capital company which was in compliance with PRC laws and regulations and made T2 Entertainment a Chinese-owned company. Accordingly, the venture capital company entered into an equity transfer agreement (disclosed in Note 1) with the Company) to make sure that the ultimate ownership of the said 80% equity interest belongs to the Company once the PRC laws and regulations permit. Pursuant to the signed equity transfer agreement, the venture capital company committed to transfer all of the 80% equity interest at T2 Entertainment to the Company once the PRC laws and regulations allow such transfer to take place at a transfer price of the applicable lowest transfer price then permitted by the PRC laws.

On October 15, 2004, one of founding shareholder introduced an investment company located in Taiwan where he is one of the owners to invest $1.35 million into the Company in exchange for 5,464,285 shares of the Company's common stock at the value of approximately $0.25 per share. Of the $1.35 million $25,000 was invested into T2 Entertainment in exchange for a 20% equity interest in T2 Entertainment by designating the Chairman of Board of Directors of the Company who is a Chinese citizen to hold this 20% equity interest. In this case, the 20% equity interest of T2 Entertainment was registered under the name of Chairman of Board of Directors at T2CN Holding which was in compliance with PRC laws and regulations and made T2 Entertainment a Chinese-owned company. Accordingly, the Chairman entered into an equity transfer agreement (disclosed in Note 1) with the Company to make sure that the ultimate ownership of the said 20% equity interest belongs to the Company if the PRC laws and regulations permit. Pursuant to the signed equity transfer agreement, the Chairman committed to transfer all of the 20% equity interest at T2 Entertainment to the Company once the PRC laws and regulations allow such transfer to take place at a transfer price of the applicable lowest transfer price then permitted by the PRC laws.

Based on the above facts, management believes since the venture capital company has received two considerations: one is the 3,035,175 shares of the Company's common stock and the other is the 80% equity interest in T2 Entertainment, therefore, the proceeds of $750,000 should be allocated into two parts: $411,000 represents the investment of T2CN Holding in T2 Entertainment and the remaining $339,000 represents the interest held by the venture capital company in T2 Entertainment based on the relative fair value method. In addition, management believes since the Chairman has received the 20% equity interest in T2 Entertainment at zero cost, T2CN Holding should recognize a compensation expense of $155,000 which also represents the Chairman's interest in T2 Entertainment. Consequently, the total investment owned by T2CN Holding is $436,000, which accounts for approximately 56% of the total capital measured by cash value of $775,000. Accordingly, the total beginning minority interests in T2 Entertainment should be $494,000 which, upon the completion of the expected equity transfer, should be reclassified into additional paid-in capital.

On December 15, 2004 the Company completed a common stock reverse split on the basis of 8.5 shares received for each 12 shares held. Accordingly, all of the above equity transactions from inception to December 31, 2004 (including shares and per share value) have been retrospectively restated to reflect this stock reverse split.

On June 28, 2005, the Company issued 1,443,867 shares of its common stock to 34 shareholders with a price at $0.75 per share. The net proceeds from this private placement were $1,082,900.

On June 30, 2005, the company issued 1,133,668 shares of its common stock to 5 shareholders with a price at $0.75 per share. The net proceeds from this private placement were was $850,251.

NOTE 6 - RELATED PARTY TRANSACTIONS

On December 31, 2004, T2 Entertainment had an outstanding balance due from a related party of approximately $127,662 from a company where two shareholders of the Company are also two shareholders of that company. The amount of due from a related party did not bear interest, was unsecured and due on demand. The outstanding amount was fully collected before June 30, 2005.

On December 6, 2004, the consulting firm (after becoming a shareholder of the Company) advanced $300,000 to the Company. This advance does not bear any interest, is unsecured and due on demand. On May 9, 2005, the consulting firm advanced another $300,000 to the Company under the same terms and conditions as the first $300,000. The Company repaid this $600,000 before June 30, 2005.

As of December 31, 2004, the Company had advances payable totaling $18,151 from two directors and officers of the Company. These advances bear no interest, are unsecured and have no specific terms of repayment. In January 2005, the Company repaid these advances.

On May 13, 2005, with the approval of Board of Director at T2CN Holding, this 20% equity interest in T2 Entertainment was transferred from the Chairman of Board of Directors to another corporate officer, who is also a Chinese citizen. Consequently, the Company entered into an equity transfer agreement with this corporate officer under the same terms as those with the Chairman.

NOTE 7 - INCOME TAXES

The loss generated in BVI company and two Chinese entities before income taxes was as follows:

                                                  Period From     Six Months
                                                   Inception        Ended
                                                  to December      June 30,
                                                    31, 2004         2005
                                                  -------------   -----------
                                                                  (Unaudited)

Loss in BVI company before income
taxes                                                 (730,113)   $  (149,394)
Loss in Chinese entities before
  income taxes                                        (235,031)      (741,681)
                                                  -------------   -------------
                                                      (965,144)   $  (891,075)
                                                  =============   =============

The income tax provision was as follows:

                                                  Period From     Six Months
                                                   Inception        Ended
                                                  to December      June 30,
                                                    31, 2004         2005
                                                  -------------   -----------
                                                                  (Unaudited)

Current
  BVI Company                                     $          -      $       -
  Chinese entities                                           -              -
                                                    -----------     ------------

                                                  $          -      $       -
                                                    -----------     ------------

T2CN Information is a wholly foreign owned investment enterprise under PRC tax laws which is granted an income tax concession and is taxable at a rate of 15%, whereas T2 Entertainment is taxable under PRC tax laws at a statutory income tax rate of 33%, because it is in the online games business. During the period from the inception to December 31, 2004 and six months ended June 30, 2005, both T2CN Information and T2 Entertainment suffered losses. Therefore, there were no income tax provisions recorded. In addition, under PRC tax laws, the taxable income in one entity cannot be offset by taxable losses in another entity.

The difference between the effective income tax rate and the expected statutory rate was as follows:

                                                  Period From     Six Months
                                                   Inception        Ended
                                                  to December      June 30,
                                                    31, 2004         2005
                                                  -------------   -----------
                                                                  (Unaudited)

PRC statutory rate                                 (33.0)%             (33.0)%
Income tax incentive                                26.0                26.0
Permanent difference                                   -                   -
Change in valuation allowance                        7.0                 7.0
                                                  -------------   -----------

Effective income tax rate                              - %                 - %
                                                  =============   ===========

At December 31, 2004, the Company had a net operating loss carryforwards of approximately $235,031 for PRC income tax purposes. These net operating losses expire through 2009.

Net deferred tax assets consist of the following:

                                                      December 31,   June 30,
                                                          2004         2005
                                                      -----------   ------------
                                                                     (Unaudited)

Net operating loss carryforward                     $     70,000  $   161,000
                                                      -----------   ------------

                                                          70,000      161,000
Valuation allowance                                      (70,000)    (161,000)
                                                      -----------   ------------

Net deferred tax assets                             $          -  $         -
                                                      ===========   ============

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those net operating losses become deductible. Based upon the fact that both T2CN Information and T2 Entertainment suffered losses for the period from inception to December 31, 20024 and for the six months ended June 30, 2005, management has concluded that it is uncertain whether the Company will realize the benefits of these deferred tax assets. Consequently, the Company has provided a full valuation allowance against the deferred tax assets.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

Operating Lease Commitments

The Company has entered into leasing arrangements relating to office premises that are classified as operating leases. Future minimum lease payments for non-cancellable leases as of December 31, 2004 are as follows:

December 31,                                              Amount
------------                                           ------------

    2005                                                $  87,964
    2006                                                   80,650
    2007                                                   46,905
                                                               --
                                                       ------------

                                                        $ 215,519
                                                       ------------

Total rental expenses were $45,000 during the period from inception to December 31, 2004 and were charged to the statement of operations and comprehensive loss when incurred. Total rental expenses were $47,559 for the six months ended June 30, 2005.

Contingent Loss and Economic Uncertainty

PRC laws and regulations currently limit foreign ownership of companies that provide internet content services, which include operating online games, to 50%. In addition, foreigners or foreign investment enterprises are currently not able to apply for the required licenses for operating online games in the PRC. T2CN Holding is incorporated in the British Virgin Islands and accordingly T2CN Information is considered a wholly foreign owned enterprise (WFOE) under the PRC law. In order to comply with foreign ownership restrictions, the Company operates its online games business in the PRC through T2 Entertainment, which is directly owned by a PRC citizen and a Shanghai-based venture capital company.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

T2 Entertainment holds the licenses and government approvals and T2CN Information holds the physical assets required to operate the online games business. T2CN Information has entered into a series of contractual arrangements with T2 Entertainment pursuant to which T2CN Information provides T2 Entertainment with services in exchange for fees, and T2CN Information commits to provide financial support to T2 Entertainment to the extent necessary for its operations. In addition, T2CN Information has entered into agreements with T2 Entertainment and its shareholders that provide it with the substantial ability to control T2 Entertainment. In the opinion of management and the Company's PRC legal counsel, (i) the ownership structure of T2CN Holdings, T2CN Information and T2 Entertainment are in compliance with the existing PRC laws and regulations; (ii) the contractual arrangements with T2 Entertainment and its shareholders are valid and binding, and will not result in any violation of the PRC laws or regulations currently in effect; and (iii) the Company's business operations are in compliance with the existing PRC laws and regulations. However, the Company cannot assure that the PRC regulatory authorities will not ultimately take a contrary view to its opinion. If the current ownership structure of the Company and its contractual arrangements with T2 Entertainment were found to be in violation of any the existing or future PRC laws and regulations, the Company may be required to restructure its ownership structure and operations in the PRC to comply with the changes and new PRC laws and regulations. In the opinion of management, the likelihood of contingent loss in respect of the Company's current ownership structure or the contractual arrangements with T2 Entertainment is remote.

NOTE 9 - SUBSEQUENT EVENTS

On October 24, 2005, the Company entered into an amendment with the software vendor regarding the agreement of Rush online. Pursuant to the amendment, the vendor waived the remaining installment payments amounting to $420,000 because of the unsatisfactory commercial result.

Based on the fact that a Japan-based on-line game software vendor company hasn't delivered the required game software named Shenmue on a timely basis, the expected operation date has been delayed. As a result, the Japan-based software vendor refunded the part of the previously paid upfront fee of $1,080,000 to the Company in August 2005. Management of the Company still believes that Shenmue is a well perceived on-line game and maintains a mutual understanding with the Japan software vendor to continue the previous licensing agreement. According to the latest amendment entered between T2 Entertainment and that Japan software vendor, the software vendor will inform T2 Entertainment about the development progress in September 2005, June 2006, and August 2006. Accordingly, T2 Entertainment will pay an upfront fee of $3 million which will be due in four installment payments of $300,000 on August 22, 2005, $300,000 September 30, 2005, $1,200,000 on June 30, 2006, and $1,200,000 on August 31, 2006,
respectively. The unrefunded payment has been deemed as the first installment under the latest licensing agreement. Pursuant to the signed amendment, if the software vendor does not deliver the software on a timely basis in accordance with the dates specified on amendment, it will be subject to certain penalties described in the amendment.










T2CN June 05 fins 11-14-05

                                TABLE OF CONTENTS
                                                                        Page
PROSPECTUS SUMMARY .................................
RISK FACTORS .......................................
MARKET FOR OUR COMMON STOCK ........................
SELECTED FINANCIAL DATA.............................
MANAGEMENT'S DISCUSSION AND ANALYSIS
     AND PLAN OF OPERATION .........................
OUR BUSINESS........................................
MANAGEMENT .........................................
PRINCIPAL SHAREHOLDERS..............................
SELLING SHAREHOLDERS................................
TAXATION............................................
DESCRIPTION OF CAPITAL STOCK........................
ENFORCEMENT OF CIVIL LIABILITIES ...................
LEGAL MATTERS.......................................
INDEMNIFICATION ....................................
EXPERTS.............................................
AVAILABLE INFORMATION...............................
FINANCIAL STATEMENTS................................

      No dealer, salesperson or other person has been authorized to give any information or to make any representation not contained in this prospectus, and if given or made, you should not rely on such information or representations. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any of the securities offered in any jurisdiction to any person to whom it is unlawful to make an offer by means of this prospectus.

      Until ____________, 2006 all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

19

                                     PART II
                     Information Not Required in Prospectus

Item 6. Indemnification of Officers and Directors

     The International Business Companies Act of the British Virgin Islands and the Company's Articles of Association provide that the Company may indemnify any and all of its officers, directors, employees or agents or former officers, directors, employees or agents, against expenses actually and necessarily incurred by them, in connection with the defense of any legal proceeding or threatened legal proceeding, except as to matters in which such persons shall be determined to not have acted in good faith and in the Company's best interest.

Item 7.  Recent Sales of Unregistered Securities.

      The following lists all shares issued by the Company since its inception. In December 2004 the Company's shareholders approved a reverse split such that each twelve outstanding shares were converted to 8.5 shares. All share data in this table has been adjusted to reflect this reverse stock split.


                                                                            Note
Name                                 Date     Shares    Consideration    Reference
                                                             U.S.$

Ji Wang                             05/04   2,486,250   Services rendered     A, C
Yanqing Li                          05/04   1,211,250   Services rendered     A, C
Fei Zhang                           05/04     340,000   Services rendered     A, C
Jun-Tse Teng                        05/04     141,667   Services rendered     A, C
Bin Zheng                           05/04     283,333   Services rendered     A, C
Chengwei (China) Investment
    Company                         05/04   4,037,500   Services rendered     A, C
Calneva Financial Group Ltd.        07/04   5,100,000   Services rendered     A, C
Kingland Overseas Development Inc.  10/04   5,464,285   $1,350,000            A
Newmargin T2CN Investment Ltd.      10/04   3,035,715   $  750,000            A
Richard Douglas Stewart             06/05     100,000       75,000            A
622416 Alberta Ltd.                 06/05      28,000       21,000            A
George C. Robertson                 06/05      65,000       48,750            A
Robert C. Barton                    06/05     100,000       75,000            A
Steve Thackray                      06/05      10,000        7,500            A
Donald R. MacSorley                 06/05      26,667       20,000            A
James S. Barton                     06/05     100,000       75,000            A
Ronnie Steiner Travel Tours Inc.    06/05      10,000        7,500            A
The MacLachlan Investments
   Corporation                      06/05     133,333      100,000            A
Ron Jones Ltd.                      06/05      50,000       37,500            A
John Michael Keegan                 06/05      15,000       11,250            A
Bruno Benedet Jr.                   06/05      40,000       30,000            A
Daryl Turner                        06/05      40,000       30,000            A
Elliott J. Lipsey                   06/05      33,333       25,000            A
Eric K. Stewart                     06/05       6,666        5,000            A
Verona Capital International        06/05      66,667       50,000            A


                                                                            Note
Name                                 Date     Shares    Consideration    Reference
                                                             U.S.$

Matrix Partners, Inc.               06/05     133,333      100,000            A
Hugh Cooper                         06/05      66,667       50,000            A
Leonard Clough                      06/05      28,533       21,400            A
Kyung W. Lee, Trustee               06/05      20,000       15,000            A
Eastside Pinnacle, LLC              06/05      26,667       20,000            B
Micheal R. Muzos                    06/05       6,000        4,500            B
Martin S. Rood                      06/05      20,000       15,000            B
Mon Szeto                           06/05       6,000        4,500            B
Kathleen Wright                     06/05       6,667        5,000            B
Kathleen Wright Roth IRA            06/05       6,667        5,000            B
KC Global Holdings Inc.             06/05      53,333       40,000            A
Robert J. Charleton                 06/05      50,000       37,500            A
Dr. Brandt Miles Inc.               06/05      10,000        7,500            A
R.J. Labonte & Co. Ltd.             06/05      12,000        9,000            A
United Triump Inc.                  06/05      53,334       40,000            A
Dean Williams                       06/05      26,667       20,000            A
Rick Griffiths                      06/05      13,333       10,000            A
James Paleologos                    06/05      80,000       60,000            A
Valeurs Mobilieres Dejardins Inc.
    ITF Roxy and Bear Investment    06/05     200,000      150,000            A
Jeffrey Shear                       06/05     366,667      275,000            A
Michael Shear                       06/05     166,667      125,000            A
Shear Holdings Limited              06/05     133,334      100,000            A
Bixbie Financial Group              06/05     267,000      200,250            A
Wally Marcolin                      07/05      10,000       10,000            A
Brad Shackman                       07/05      10,000       10,000            A
Richard Jeffrey                     07/05      10,000       10,000            A
Winton Capital Holdings Ltd.        07/05     250,000      250,000            A
David L. Dreyer                     07/05      10,000       10,000            A
Brendan G. Murray                   07/05      10,000       10,000            A
Evan S. Ho                          07/05      10,000       10,000            A
Graham Watson                       07/05      15,000       15,000            A
Dean Roosdahl                       07/05      15,000       15,000            A
Edward Mitchuk                      07/05       1,000        1,000            A
Rocky J. Paolo                      07/05      25,000       25,000            A
Alexander Wong                      07/05      10,000       10,000            A
Lorinda Hoyem                       07/05      10,000       10,000            A
619476 B.C. Ltd.                    07/05      15,000       15,000            A
Norma Vandenberg                    07/05      10,000       10,000            A
David Vandenberg                    07/05      10,000       10,000            A
Shane Pierce                        07/05      10,000       10,000            A
Terry Bonneschranz                  07/05       1,000        1,000            A
Jay Browne                          07/05         500          500            A



                                                                            Note
Name                                 Date     Shares    Consideration    Reference
                                                             U.S.$

Steve Pippy                         07/05       2,200        2,200            A
Austin J. Pippy                     07/05         400          400            A
Robert Vanoverschot                 07/05       1,000        1,000            A
Brenda Leighton                     07/05       2,500        2,500            A
Harold Leighton                     07/05       2,500        2,500            A
Marvin D. Kristoff                  07/05         500          500            A
Caroline Farrell                    07/05       1,000        1,000            A
Troy Leighton                       07/05       1,000        1,000            A
Ryan Leighton                       07/05       1,000        1,000            A
Kerri Leighton                      07/05       1,000        1,000            A
Concettina Amante                   07/05       1,700        1,700            A
Rosa Marie Amante                   07/05         500          500            A
Remo Pomponio                       07/05         500          500            A
Donald S. Reitsma                   07/05       1,000        1,000            A
Mark Storer                         07/05         500          500            A
Barbara A. Barker                   07/05       1,000        1,000            A
Calvin Thompson                     07/05       1,500        1,500            A
Conrad Lacker                       07/05       1,000        1,000            A
Don Gee                             07/05       1,000        1,000            A
Bruce Biles                         07/05      10,000       10,000            A
Bruce Biles In Trust For Brodie
 Biles                              07/05       2,000        2,000            A
Dundee Securities Corp. In Trust

    for Robert Sali                 07/05      35,000       35,000            A
Gerry Caul                          07/05       5,000        5,000            A
Byron Hampton                       07/05       1,000        1,000            A
Ken Nielsen                         07/05       5,000        5,000            A
Abraham Christopher Fehr            07/05       1,000        1,000            A
Eric Lin                            07/05     100,000      100,000            A
John M. Keegan                   08/22/05      13,334       13,334            A
Calneva Financial Partners Ltd.  08/22/05      40,000       40,000            A
Ernie Pounder                    08/22/05      13,334       13,334            A
HanbitSoft Inc.                  10/10/05     400,000   Technical support
                                                        for Neo Steam
                                                        Online Game           A
JC Entertainment Corporation     10/10/05   2,000,000   Organizing Joint
                                                        Venture               A
Ye Jin                           10/10/05     250,000   Consulting services   A
Calneva Financial Group          11/01/05     142,497   Services rendered     A


A. These shares were all issued to non-U.S. persons who reside outside of the United States. The negotiations and agreements relating to the issuance of these shares were made by the Company's officers (who were all Chinese or Canadian citizens) from China or Canada. The shares were restricted from resale in the public markets for a period of one year from the date of their issuance. The Company relied upon the exemption from registration provided by Rule 901 with respect to the issuance of these shares.

B. The Company relied upon the exemption provided by Section 4(2) of the Securities Act of 1933 with respect to the issuance of these shares. The persons who acquired these shares were sophisticated investors. Each person had access to the same kind of information that would be available in a registration statement, including information available on the website maintained by the Securities and Exchange Commission. The persons who acquired these shares acquired the shares for their own accounts. The certificates representing the shares of common stock bear legends stating that the shares may not be offered, sold or transferred other than pursuant to an effective registration statement under the Securities Act of 1933, or pursuant to an applicable exemption from registration. The shares are "restricted" securities as defined in Rule 144 of the Securities and Exchange Commission.

C. See Part I, "Management Transactions with Related Parties and Recent Sales of Unregistered Securities" for the value of the shares for financial statement purposes.


      See "Management Transactions with Related Parties and Recent Sales of Unregistered Securities" for information concerning the transfer of shares by the Company's management and principal shareholders.


Item 8.  Exhibits and Financial Statement Schedules

The following Exhibits are filed with this Registration Statement:


Exhibit
Number   Exhibit Name
-------  ------------

3.1      Memorandum of Association                                  (1)

3.2      Articles of Association                                    (1)

5        Opinion of Counsel                                         (1)

10.1     Software License - Rush Online                             (1)

10.2     Software License - Shenmue Online                          (1)

10.3     Consulting Agreement with Calneva Financial Group Ltd.     (1)

10.4     Operation Agreement concerning Shanghai T2
             Entertainment Co., Ltd.                                (1)

10.5     Novation Agreement - Operation Agreement                   (1)

10.6     Proxy Agreement                                            (1)

10.7     Novation Agreement - Proxy Agreement                       (1)

10.8     Equity Transfer Call Agreement                             (1)

10.9     Novation Agreement - Equity Transfer Call Agreement        (1)

10.10    Equity Pledge Agreement                                    (1)

10.11    Novation Agreement - Equity Pledge Agreement               (1)

10.12    Technical Services and Consultancy Agreement               (1)

10.13    Nominee Agreement between Ji Wang and T2CN Holding Ltd.    (1)

10.14    Software License - Neo Steam                               ___

10.15    Software License - Free Style                              ___

10.16    Software Purchase Agreement                                ___

10.17    Share Subscription Agreement/Joint Venture with
         JC Entertainment Corporation                               ___

10.18    Warrant issued to JC Entertainment Corporation             ___

10.19    Amendment to Rush Online Software License                  ____

10.20    Amendments to Shenmue Online Software License              ____

21       Subsidiaries                                               (1)

23.1     Consent of Attorneys                                       (1)

23.2     Consent of Accountants                                     ___

(1) Filed with initial Registration Statement.


      Note financial statement schedules are filed as part of this Registration Statement.

Item 9.  Undertakings

      The Company will:

      (1) File, during any period in which offers or sells securities, a post-effective amendment to this Registration Statement to.

            (i) Include any Prospectus required by Section l0 (a)(3) of the Securities Act:

            (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

            (iii) Include any additional or changed material information on the plan of distribution.

      (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

      (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

      Insofar as indemnification for liabilities arising under the Securities Act of l933 (the "Act") may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         In accordance with the requirements of the Securities Act of l933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Shanghai, China.

                              T2CN HOLDING LIMITED





Date:       November 21, 2005       By:  /s/ Ji Wang
                                         -------------------------------------

                                         Ji Wang, President and Chief Executive
                                         Officer



Date:November 21, 2005              By:  /s/ Jun-Tse Teng
                                         -------------------------------------

                                         Jun-Tse Teng, Principal Financial and
                                         Accounting Officer


         In accordance with the requirements of the Securities Act of l933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:


Signature                            Title                    Date



/s/ Tao Feng                        Director               November 21, 2005
-----------------------

Tao Feng



/s/ Ji Wang                         Director               November 21, 2005
-----------------------

Ji Wang



/s/ Jun-Tse Teng                    Director               November 21, 2005
-----------------------

Jun-Tse Teng



/s/ Bo Feng                         Director               November 21, 2005
-----------------------

Bo Feng



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                              T2CN HOLDING LIMITED

                                    FORM F-1
                                 AMENDMENT NO. 2


                                    EXHIBITS




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